



National Presto Industries, Inc.



2024
Annual Report



National Presto Industries, Inc.

NPK ▮ **2024 Annual Report**

Financial Highlights

(In thousands except per share data)

YEARS ENDING DECEMBER 31	2024	2023	2022
Net sales	$388,228	$340,912	$321,623
Earnings from continuing operations	$ 41,460	$ 34,559	$ 20,699
Net earnings	$ 41,460	$ 34,559	$ 20,699
Weighted average common and common equivalent shares outstanding—basic and diluted	7,128	7,106	7,081
Per common share:			
Earnings from continuing operations	$ 5.82	$ 4.86	$ 2.92
Net earnings	$ 5.82	$ 4.86	$ 2.92
Dividends per common share:			
Regular	$ 1.00	$ 1.00	$ 1.00
Extra	3.50	3.00	3.50
Total	$ 4.50	$ 4.00	$ 4.50
Stockholders' equity per common share outstanding	$51.18	$50.13	$49.15

Cover Story

Sweet and savory Belgian waffles are featured in this year's cover story. This is the seventh in a series focusing on foods made in a Presto® product.

Once thought of as strictly a breakfast entrée, Belgian waffles are now a foundation for any meal, dessert or snack. Shown on the cover are full-sized 7" waffles made in the Presto® FlipSide® waffle maker topped with fruit *(upper left)* and chili *(bottom left)*; Belgian waffle bowls baked in the Presto® Waffle Bowl Maker filled to the brim with berries and whipped cream *(top middle)* and scrambled eggs and ham *(bottom center)*; and two stuffed waffles prepared in the Presto® Stuffler®—a chocolate waffle with a turtle cheesecake interior *(top right)*, and a caraway waffle filled with corned beef, Swiss cheese and sauerkraut *(bottom right)*.

The Belgian waffle is a relative newcomer to America. Its major introduction occurred at the 1964 World's Fair in New York. The waffle's extra deep depressions that hold more toppings than the traditional waffle were an instant hit. The waffles became even more popular after hotels in the first decade of the 21st century offered free "do it yourself" Belgian waffles as part of their complimentary continental breakfast menus. The hotels provided to guests willing to make their own waffles pre-measured cups of batter and a commercial waffle iron that flipped. The flipping action spread the batter evenly on both sides of the waffle iron fostering even baking.

In response to the resulting surge in Belgian waffle popularity, your company entered the waffle category in 2007 with an innovative version of the commercial flip waffle. Dubbed the FlipSide®, the waffle maker produces a generous 7" waffle. It provides a versatile cradle for flipping, handy vertical storage, and a timer. This innovation was followed by two firsts: a Belgian waffle bowl maker and an electric stuffed waffle maker known as the Stuffler®. Each produces a best-in-class uniformly baked Belgian-style waffle with a crispy exterior and fluffy interior.

Your Company added two additional waffle makers to its assortment during the review year. Each is described in the operating section of this report.

NATIONAL PRESTO INDUSTRIES, INC.
Eau Claire, Wisconsin

To our Stockholders,

The challenges outlined in the previous year's report — executing the heavy backlog of defense work, managing inflationary cost pressures, working with a reduced customer and supplier base, and difficulties meeting recently modified safety standards defined the review year's results.

Net 2024 consolidated sales increased $47.3 million or 13.9% to $388.2 million from 2023's levels. Net earnings were up $6.9 million or 20% to $41.5 million ($5.82 per share) from 2023's $34.6 million ($4.86 per share). The revenue increase was largely driven by the Defense segment. Defense sales were up $42.3 million or 17.5% due to increased shipments from its sizable backlog. The shipment increase resulted in augmented operating earnings—up $4.6 million or 11.9%. Net revenues at the Housewares/Small Appliance segment also were up $5.2 million or 5.3%, reflecting improved product distribution, and the absence of the disruption to shipments experienced in 2023. These disruptions flowed from state regulations pertaining to the use of the chemical PFAS in product coatings. The increased sales, a better product mix, and a favorable LIFO inventory adjustment resulted in an operating earnings increase of $5.3 million or 71.4%. The Safety segment continued its efforts to secure certification of its smoke alarms and fire extinguishers, successfully completing the tests on its mid-tier smoke alarm line late in the review year. Without those certifications, its product portfolio was severely limited, and it again reported a loss. Comparative portfolio earnings were down largely due to reduced average daily investments, reflecting the need towards the latter part of the year to deploy most of the company's liquid assets to fund the inventory buildup required by the Defense segment to meet contract obligations.

For additional information on each of the segments, see the Operation section that begins at page 5.

In keeping with much of its history, your Company's long-standing record of paying dividends continued. Late in the year, the Board of Directors approved dividend action for the 81st consecutive year. A resolution, subsequently adopted, authorized disbursement of a single lump sum in March 2025 consisting of a regular dividend of $1.00. Unlike prior years with strong earnings, no extra dividend was planned, as it appeared that the funds for an extra would be needed for 2025 operations.

During the review year, there were two particularly noteworthy events that occurred that are expected to have a major impact on future years. The first was the award of the next generation 40mm training round: the day/night/thermal target practice cartridge. With the plan to phase the current training round out, securing this contract was critical to the segment's position as the premier producer of 40mm rounds. For additional details, see page 8.

The second was the growth of the Defense segment's backlog that as of year-end stood at $1.1 billion. That backlog not only has a significant effect on prospective segment sales and earnings, but also as mentioned above, on your Company's overall liquidity due to the heightened inventory levels required to support these sales.

For 2025, on a macro level, probably the most significant event was the re-election of Donald Trump. On the plus side are the promises of rational energy policies, reduced regulation and cutbacks in government staffing. Planned continuity of the 2017 tax cuts, closing of the border, and resumption of "Peace through Strength" are also positive if implemented. The Houthi pirate attacks on the Red Sea shipping lane should presumably end, enabling full use of the Suez Canal, which in turn should reduce shipping time and increase availability of vessels and containers. More availability would equate to an increase in supply, which should lead to reduced ocean container shipping costs.

Of concern, however, is the planned imposition of tariffs intended to encourage the reshoring of manufacturing to America and increase federal revenues. Tariffs usually backfire as foreign countries raise their own tariffs in response, reducing income and the taxes that would otherwise be collected from U.S. exporters. The tariffs are also inflationary as importers have little choice but to raise prices or discontinue shipments. Where there is no other source, prices will increase. Where there are American options, competitive influence once provided by imports will be gone. U.S. manufacturers can, and, if past is prologue, will raise their prices in keeping with the additional tariffs. The tariffs effectively set a new floor on pricing and become protectionist measures. Tariffs have little impact on reshoring, although in the short term may actually discourage companies from even considering moving their operations to the States. While a manufacturing base is being established, certain components and raw materials must be imported, and these items will be subject to tariffs. In fact, during the first Trump administration, raw materials and components were subject to the maximum (25%) punitive tariff imposed. Moreover, the high cost of U.S. labor and federal and state regulatory requirements make manufacture in the States impractical without significant automation, which to be economically feasible requires high volume for around the clock operations.

On a micro basis, each segment faces different challenges for the upcoming year. Given its huge backlog, execution will once again be the key to a strong year for the Defense segment. It faces the difficulties inherent not only in the startup of the new day/night/thermal training cartridge, but also of the re-startup of lines used to make rounds that have not been manufactured for several years. That entails bringing in and training new supervisors and line workers. Due to the fact that contracts are fixed price, inflation continues to be a concern, in particular for labor. Although most of the segment's suppliers are American based, there is potential for material and component inflation triggered by the protectionist nature of the tariffs described above.

Of greatest concern for the Housewares/Small Appliance segment are the impact of tariffs, as most of its products are currently manufactured in China. The ability to raise pricing on a timely basis to offset the impact of tariffs will be a challenge. The process of moving manufacturing out of China to other countries will begin in 2025. Maintaining the quality of the PRESTO® brand will be critical.

With the successful completion of the testing of its mid-tier smoke alarms, the Safety segment will be introducing those alarms to retail and commercial customers. It too faces the same cost issues as the other segments, including tariffs. Likewise, it still needs to complete safety testing of other products to enable it to provide the full assortment required for success in the industry.

Your Company is fortunately in a strong position to face these challenges. Its financial strength as evidenced by its strong, largely debt-free balance sheet is key. That advantage, coupled with its cadre of talented and dedicated personnel, should enable it to both respond to 2025 issues and capitalize on opportunities that arise.

Maryjo Cohen
Chair of the Board and President

HOUSEWARES / SMALL APPLIANCE SEGMENT

The Review Year

Unlike the COVID-years, 2024 was largely normal. There were few changes in the customer base or pricing. Distribution, however, to existing customers was enhanced, and the product mix was more favorable than the mix during the prior year. Costs were largely stable with the exception of increases in aluminum due to alumina shortages and increases in ocean freight occasioned by: a) the Houthi attacks in the Red Sea mentioned in the Letter to Stockholders and, b) the threat of punitive tariffs (described below). Unlike the prior year, state regulations were not a significant factor in 2024. The major impact of the PFAS chemical disclosure requirements (shipping disruptions and transition to the more expensive ceramic coatings) primarily occurred in 2023 and had little impact on the review year. New state recycling regulations that will ultimately increase costs were on the horizon but not in effect during the year.

As a result, both review year net sales and operating earnings increased from those reported for the prior year. Net sales were $102.8 million up $5.2 million (5.3%) from $97.6 million. As mentioned in the Letter, on a comparative basis operating earnings were up $5.3 million or 71% from $7.4 million to $12.6 million due to three factors: a) the increase in sales, b) a more favorable mix, and c) a more favorable inventory adjustment including a reduction in the LIFO reserve valuation.

The segment's reliance on Chinese suppliers continued to be a grave concern. Those suppliers are not part of China's regime and provide both excellent service and high quality product made to the segment's specifications. Relationships are excellent. Most are long standing, with some dating back more than 45 years. Regardless, given China's status as the nation's number one enemy, the ability to continue to purchase from China has been in question. The ongoing effort to locate non-Chinese sources to manufacture housewares/small appliances thus continued during the review year and became more urgent with Donald Trump's campaign promise if elected to levy sizable tariffs on Chinese imports. As of year-end, non-Chinese factories were identified and purchase agreements were in process.

Much of the focus in 2025 will be on the management of the transition of product out of China. In each case, the new suppliers will need to augment their facilities and equipment in order to produce PRESTO® product. All new tooling must be acquired as well. There will be a considerable learning curve as crews must be hired and trained to produce product equivalent to that currently provided. Although the non-Chinese input will be such as to qualify the products as made in the non-Chinese country and thus avoid the levying of punitive tariffs, several key components still will need to

be sourced from China. Thus the primary benefit will be avoidance of punitive tariffs as the dependence on China will continue for some period of time until there is a sufficient manufacturing base to enable economic manufacture of those key components elsewhere.

The segment did attempt to purchase most of its first half 2025 requirements in advance of needs. The goal was to secure delivery prior to January 20, 2025, the date of the presidential inauguration. The purchases were made as a hedge to avoid the tariffs that might be imposed if Mr. Trump were elected (which he ultimately was). The effort was only partially successful. Other importers reacted in a similar fashion, resulting in a demand for containers and vessel space that out stripped supply. Carriers responded by auctioning off the space. The cost of shipping surged to unrealistic levels. As a result, a significant portion of that which was ordered did not leave the Chinese port in time to arrive before the presidential inauguration.

New Products

The annual introduction of new products is critical to the Housewares/Small Appliance segment. New products not only increase business but also offset the morbidity factor— the reduction or loss of volume as a product matures and then comes to the end of its life.

The slate of new products for the review year provided additional selections in existing product categories. More selections enhance customer profitability as they enable product differentiation that minimizes head-to-head competition. They also provide consumers with the increased options that they have come to expect as a result of the internet. Unlike brick-and-mortar stores where there are physical shelf space limits on what can be offered for sale, there are virtually no limitations on the internet and thus significantly more choices.



A

The segment introduced the Presto Precise® 17-quart Digital Canner shown at A. Like the existing 12-quart unit, the new canner largely automates and simplifies pressure and boiling water canning. The larger unit provides additional capacity, enabling the homemaker to process significantly more jars in each batch. Its increased height also makes it possible to use

the boiling water method to preserve food in quart jars. This new Presto Precise® canner is a handsome product encased in a stylish stainless steel housing.


B


C

As mentioned in the cover story, two new flip waffle makers were introduced to round out the segment's Belgian waffle line: a basic 5″ Belgian waffle maker illustrated at B that is ideal for singles, and a 7″ FlipSide® model featuring digital alerts and a timer, depicted at C. Like the other Presto® waffle irons, each performs superbly, making a perfectly browned waffle with a fluffy interior in about four minutes. Both also feature built-in cord storage and stainless steel accents.


D

The segment expanded its line of poppers that offer compact and convenient storage with the addition of the Presto® Showtime™ popper, shown at D. The Showtime™ uses oil to make delicious popcorn with a flavor reminiscent of movie popcorn. It produces large fluffy puffs of corn with virtually no unpopped kernels. Its cover doubles as a serving bowl after popping. When the popped corn is consumed, the cover becomes a handy storage vessel for the popping unit.

Finally, the Company provided additional color options, which included a turquoise and white PopLite® popper and a 16″ skillet and griddle warmer in warm-silver. It also introduced the Game Day line of green and gold products to support a regional promotional program with the Green Bay Packers, illustrated at E. Each product produces food typically eaten during "home gate" or "tailgate" parties. The line includes the Pizzazz® Plus rotating pizza oven, the FryDaddy® deep fryer, the PopLite® air popper, and the Nomad® slow cooker.


GAME DAY
MVP
E

Presto Manufacturing Company
Jackson, Mississippi

Once the site of the manufacture of pressure cookers and small appliances, this facility was transformed into a warehouse in 2004 and is under the management of Canton Sales & Storage Company.

Jackson Sales and Storage Company
Jackson, Mississippi

Canton Sales & Storage Company
Canton, Mississippi

Both facilities serve as distribution centers for the Company's pressure cookers and appliances. Each enjoys comparatively low-cost ratings under shipper's tariff schedules for merchandise consigned to most markets.

The importance of these operations within the Company's complex is significant, since logistical tasks and consequent space needs are exacerbated with overseas sourcing of the products to be stored. Stocking inventories in depth is a requirement of doing business.

National Holding Investment Company
Wilmington, Delaware

This subsidiary provides the capital for corporate growth whether by horizontal or vertical means. Funds in excess of immediate capital needs are invested in relatively risk-free, short-term instruments, assuring their ready availability for both internal expansion and acquisitions. As mentioned in the Letter to Stockholders, by year-end, almost all of the funds were in use to support the internal expansion of the Defense segment.

The Federal Reserve Board (the Fed) establishes the parameters for short-term investments and the return thereon. The Federal Funds Target rate remained at 5.25 to 5.5 until mid-September, when it dropped .50 percentage points to 4.75 to 5.00. Further .25 percentage point drops occurred in early November (4.50 to 4.75) and mid-December (4.25 to 4.50).

Largely as a result of the decrease in funds invested, National Holding's 2024 earnings dropped by 33% from the prior year.

DEFENSE SEGMENT













National Defense Corporation
Eau Claire, Wisconsin

Each of the segment's companies bears its own name and a tag line identifying it as a National Defense Corporation Company. That tag line also identifies the other companies that are part of the segment. By using the National Defense brand, the segment's customers are informed of the strengths, synergies, and diversity of service the entire Defense segment offers. The companies, in order of acquisition or creation dates, and their products are as follows:

AMTEC Corporation (AMTEC), Janesville, Wisconsin, produces a variety of ammunition and fuze items for the U.S. Department of Defense (DOD) and allied nations. These items include low and high velocity 40mm training cartridges shown at A, low and high velocity 40mm tactical cartridges pictured at B, and the 155mm M739A1 Artillery Fuze shown at C.





A B

C

Spectra Technologies, LLC (Spectra), East Camden, Arkansas, performs load, assemble, and pack (LAP) operations for explosive ordnance as a prime contractor to the U.S. Department of Defense (DOD) and as a subcontractor for other DOD prime contractors, including AMTEC, Raytheon and Boeing. LAP production involves the loading of explosives for ammunition, bombs, and a variety of demolition devices, such as the warhead for the M982A1 Excalibur 1B 155mm projectile shown at D.

REMOVE

D



Amron, Antigo, Wisconsin, is a division of AMTEC Corporation. It manufactures medium caliber cartridge cases (20mm, 25mm, 30mm, 40mm, 50mm) and the 40mm body for prime contractors to the U.S. Armed Services, which includes AMTEC.

Tech Ord, Clear Lake, South Dakota, is a division of AMTEC Corporation. It manufactures detonators illustrated at E, impulse cartridges shown at F, pyrotechnical devices pictured at G, and lead azide and other military energetic devices and materials.





E F

G



Woodlawn Manufacturing, Ltd., Marshall, Texas, is an integrated, high-volume, precision manufacturer of metal parts and assemblies primarily for the defense and aerospace industries. It produces rocket warhead bodies, countermeasure flare cases and other ammunition and is the sole supplier of Hydra-70 warhead bodies, a few of which are shown at H.



H

Pictures of additional products the segment produces and sells can be found on the segment's website, www.NationalDefenseCorp.com.

As discussed in the Letter to Stockholders, major new contracts were executed throughout the review year to produce munitions to rebuild government stockpiles used in the war in Ukraine and to support other allies. The backlog increased from $505.1 million at year-end 2023 to $1.1 billion at the end of the review year with delivery dates into 2029.



I

One of the key awards was the five-year contract for the high velocity day/night/thermal target practice training cartridge shown at I. The new cartridge will be used to train soldiers both during the day and the night. When fired, it can be seen in the light with the naked eye and in the dark or in low visibility conditions with night vision goggles or thermal sights.

The segment and one of its competitors began developing designs for the new round in 2021. The segment had the winning design and received the contract. The new practice round will replace the legacy rounds the segment currently produces. Initial production is scheduled in the first half of 2025.

Like the prior year, the review year was one in which execution was key. Significant challenges included the need to staff and start up lines and qualify product that had not been in production for a significant length of time. Some delays did occur, which impacted both revenue and operating margins. Nonetheless, segment shipments were up $42.3 million (17.5%) to $284.0 million from the prior year's $241.7 million. Operating earnings largely followed sales and were $42.8 million versus the prior year's $38.3 million, an increase of $4.6 million or 11.9%.

Execution will be the key to the upcoming year's results as well. The segment not only will need to setup, start, staff, and qualify the new day/night/thermal training cartridge line and cartridges, but must also restart additional lines. The restarted lines will require all new supervisors and crews as well as the re-qualification of the products to be produced.

SAFETY SEGMENT



Formed in 2019, the Safety segment consists of two startup companies. The companies, in order of creation or acquisition dates, and their products are as follows:

OneEvent Technologies, Inc.
Mount Horeb, Wisconsin

Acquired in July of 2019, OneEvent Technologies, Inc. designs and markets the OneEvent® system, which provides early warning of conditions that could ultimately lead to significant losses. Combining patented machine learning with readily available digital sensors and cloud-based technology, the OneEvent® system monitors freezers and refrigerators continuously, instantly detecting and alerting users to potential mechanical issues days or even weeks in advance of a potential malfunction. Malfunctions if not detected in time can affect the maintenance of critical temperatures for the safe storage of pharmaceuticals and food. With these alerts, customers have time to act proactively prior to an equipment failure to correct the situation and prevent the loss.

Additional information on the company and its technology, as well as testimonials, can be found on its website www.OneEventTech.com.

Sales during the review year were once again nominal. Alternatives strategies will be pursued in 2025.

Rely Innovations, Inc.
Chapel Hill, North Carolina; Lisle, Illinois; and Eau Claire, Wisconsin

Acquired in 2022, this company distributes the Knox Safety® talking carbon monoxide (CO) alarms shown at M in two versions—battery-only and battery with direct AC plug-in. The alarms not only warn of danger through the standard loud



M

beep, but also provide clear, verbal instructions in English or Spanish on what to do next depending on the level of carbon monoxide in the room. Each alarm's screen displays written warnings and instructions as well. On request, the voice

and screen provide information on a room's air quality and remaining battery life. Each alarm contains a 10-year battery.

The segment had planned to introduce smoke alarms and combination smoke/CO alarms using similar technology during the second half of the review year. In order to do so, however, the units needed to meet recently adopted Underwriters Laboratories (UL) safety standards. Although ultimately solved, issues encountered during testing delayed introduction. As of year-end, all tests had been completed and the segment was awaiting formal issuance of certification for both the alarms and the manufacturing facility. Product is expected to be available for sale during second quarter 2025. Testing continues on an entry line of smoke, CO, and combination smoke/CO alarms as well, which should be completed by year-end 2025. With these two lines, the segment will be in a position to offer a full assortment to retail and building supply customers.

In the interim, late in the year, the segment did secure and offer economy smoke and CO alarms under the Rely® label. These alarms primarily use replaceable batteries. They are shown at N.



N

Introduction of the line of innovative Rely® fire extinguishers anticipated in 2024 was also delayed. Although most of the units passed UL performance tests, various issues on other testing arose that delayed introduction. It is anticipated that certification on at least one of the extinguishers will occur in 2025, and that extinguisher will be available for sale during the second half of the year.

Of note are the challenges posed by current UL safety standards on both smoke/CO alarms and fire extinguishers. The difficulty in meeting those standards is in itself an effective barrier to entry, which should enable the segment to secure a reasonable market share once the full lines of product are certified.


A

Base lifts out *Easy storage*

B

C

D

E

The products on the following pages and those introduced on pages 5 and 6 provide a representation of the Presto® Housewares/Small Appliance product line. Pictures of additional products the segment produces and sells can be found on the segment's website,

www.GoPresto.com

F

G

Electric Skillets

Presto® electric skillets feature a heavy cast aluminum base for even heat distribution and a ceramic nonstick surface for stick-free cooking and easy cleaning. The Control Master® heat control maintains the desired cooking temperatures and detaches for complete immersibility.

A. 16-inch Electric Foldaway® Skillet

The Foldaway® skillet combines utility with beauty. The skillet's generous size accommodates family-size meals, plus it is easy to clean and store. The casting lifts off the base, the base handles fold in, and the entire base nests into the skillet casting. The elegant tempered glass cover, stylish stainless steel trimmed base, and built-in spoon rest make this skillet ideal as a buffet server.

B, C. Tuxedo® digital precision skillet multi-cooker

These handsome Tuxedo® precision skillets take skillet cooking to a new level. Each features a control that provides the kind of precision that can only be achieved with digital technology. The skillets not only perform traditional functions (pan frying, sautéing, and braising) superbly, but also make yogurt (110°F), proof fresh or frozen dough for artisan bread or rolls (100°F), poach fish, meats and fruit (165°F for salmon), make fudge (150°F), and cook with the sous vide method. Sous vide requires precision to achieve the desired degree of doneness and then to maintain it for hours (e.g., 130°F for a rare steak). The skillets share a low-profile, space-conserving design, yet have high sidewalls for extra capacity; they are coated with a ceramic surface for nonstick cooking and easy cleaning; and come with a cooking rack and a silicone-rimmed glass cover.

D. Electric Slimline™ Skillet with glass cover

With a special low-profile design, the Slimline™ skillet saves valuable storage space and at the same time provides the substantial cooking capacity of a full-sized 16-inch pan with high sidewalls and ceramic nonstick finish. Its sleek appearance and tempered see-through glass cover make it a buffet table favorite.

E. 16-inch Electric Skillet with glass cover

This skillet features a large ceramic nonstick cooking surface and high sidewalls. Uniquely and beautifully styled handles along with a tempered glass cover enable it to double as a buffet server.

F. 16-inch Ceramic Electric Skillet with glass cover

Attractively designed for both entertaining and family meals, this multi-purpose electric skillet features a ceramic nonstick surface in a warm-silver tone, inside and out, as well as high sidewalls and a tempered glass cover.
Also available in black.

G. 11-inch Electric Skillet

Fry, grill, roast, or make one-dish meals in this extra-sized high-sidewall skillet. Its durable EverNu™ cover won't dent, warp, or peel, and the high-dome design easily accommodates large roasts, fowl, or ham.
11- and 12-inch Electric Skillets with glass covers also available.

▶ Electric Griddles

All Presto® griddles feature heavy cast aluminum construction for even heat distribution. Cooking temperatures are maintained automatically with the Control Master® heat control. Griddles are fully immersible with the heat control removed.

H. 19-inch Electric Tilt-n-Fold™ griddle

The Tilt-n-Fold™ griddle's extra-large size offers ceramic nonstick cooking convenience for every meal, plus it folds for compact storage. It easily adjusts from a level cooking surface for eggs and pancakes to a tilted surface for draining meats. Simple flip-down levers tilt the grilling surface for draining meat while cooking. The legs fold in locking the removable drip tray in place. The griddle fits in standard 18-inch cabinets.

15-inch Tilt-n-Fold™ griddle with traditional nonstick also available.

I. 22-inch Electric Slimline™ Griddle

This griddle's sleek, low-profile design makes it ideal for use as a buffet server as well as convenient to store. The extra-large 13- by 22-inch ceramic nonstick cooking surface is great for family meals and entertaining. The slide-out drip tray removes for easy cleaning.

22-inch Electric Griddle with removable handles and textured ceramic nonstick cooking surface (black or warm-silver tone) also available.

J. Cool-touch electric Griddle/Warmer Plus

The Griddle/Warmer Plus features a multi-function tray that flips back to keep cooked foods warm, flips up for use as a spatter shield, swings forward to cover food for melting and steaming, and removes for use as a serving tray. Its 14- by 15-inch ceramic cooking surface holds more pancakes, eggs, and sandwiches than standard rectangular griddles.

Also available in warm-silver.

K. Tilt'nDrain™ BigGriddle® cool-touch griddle

With a 15- by 19-inch ceramic nonstick grilling surface, the BigGriddle® cooks up to 12 pancakes, 12 slices of French toast, or 12 sandwiches at a time—50% more than standard jumbo-sized griddles. Pull the special Tilt'nDrain™ handles out and the cooking surface tilts to accelerate drainage of oils from bacon, sausage, and hamburgers; push the handles in and the surface returns to the level position, ideal for eggs, pancakes, and French toast. The drip tray removes for easy cleaning.

L. PanGogh® pancake art griddle

For family fun, the PanGogh® pancake art griddle is hard to beat. It not only prepares delicious pancakes but provides the perfect setting for the pancake artist's designs, complete with a canvas-colored ceramic nonstick coating and a four-sided cool-touch surround that doubles as a picture frame. The griddle comes with two fine-tipped and two standard-tipped bottles for the application of colored batter, along with a two-sided stick-free template for drawing adorable lion and ice cream cone shaped pancakes. Additional seasonal templates are available at www.PrestoPanGogh.com.

M. Cool-touch Electric Griddle

This sleek family-size griddle offers a generous 10½- by 20-inch ceramic nonstick cooking surface that is ideal for any meal or appetizer. The griddle's protective cool-touch base features a handy slide-out drip tray that removes for easy cleaning.

Also available in 16-inch size.

N. Liddle Griddle® mini-griddle

The Liddle Griddle® is the perfect size for singles and couples. Its 8½- by 10½-inch ceramic nonstick cooking surface makes one or two servings with virtually all the convenience of a standard-sized griddle. It features a built-in grease well.





Multi-Cookers

A. Kitchen Kettle XL™ multi-cooker/steamer

This super-sized multi-cooker is exceptionally versatile. Its extra-wide base with ceramic nonstick finish is ideal for sautéing vegetables and browning meats. The multi-cooker's 10-quart capacity and tempered glass cover *(not shown)* enable it to easily steam seafood, vegetables, and rice, in addition to roasting pork, beef, and poultry. Other great uses include boiling pasta; cooking soups, stews, and casseroles; and deep frying chicken and fish. It even blanches fruits and vegetables when freezing and canning, conveniently freeing up stovetop space. The basket is included for steaming, blanching, and deep frying.

Also available in 5- and 8-quart sizes in warm-silver and black. Options™ multi-cooker/steamer sold in a 6-quart size.

Deep Fryers

B. GranPappy® electric deep fryer

With an efficient oil to food ratio, this deep fryer makes six cups of food with only six cups of oil. It is great for sizzling up a family-size batch of golden french fries, crispy chicken, and crunchy onion rings. The fryer's preset thermostat holds the ideal frying temperature automatically. A handy scoop that stirs, separates, lifts, drains, and serves is included, as well as a snap-on lid that permits oil storage in the fryer.

FryDaddy® electric deep fryer, which makes four cups of food with four cups of oil, is also available.

C. DualDaddy® electric deep fryer

In addition to frying up to eight cups of food, this unique fryer features a handy divider that enables two different foods to fry at the same time. With the divider removed, the fryer's oval shape easily accommodates large pieces of chicken or fish while automatically maintaining the perfect frying temperature. A handy scoop stirs, separates, lifts, and drains. The snap-on lid enables oil to be stored in the fryer.

D. CoolDaddy® cool-touch deep fryer

Fry up to six cups of food in this compact cool-touch deep fryer with adjustable thermostat. The exterior handle allows food to be lowered into the oil with the cover closed to prevent spattering. A replaceable charcoal filter helps to absorb frying odors. The pot removes for quick and easy cleaning.

E. Stainless Steel Dual Basket ProFry™ immersion element deep fryer

This generous-sized 4.7-liter deep fryer with adjustable thermostat cooks up to 12 cups of food. It offers dual baskets providing the option of frying two foods at once. The baskets are oblong: the ideal shape for frying large pieces of chicken or fish. The 1800-watt immersion element provides quick preheating and fast oil temperature recovery for perfect, crisp food every time. The cover *(not shown)* helps to reduce spattering and odors. Both the heating element and enameled pot remove for easy cleanup.

Also available in black stainless steel. A single basket fryer in a 3-liter size is available as well.

F. 1-liter Stainless Steel Electric Deep Fryer

Fry crispy french fries, shrimp, onion rings and more in this space-saving 1-liter size deep fryer with wire basket. It combines the beauty of a brushed stainless steel exterior with the fast, uniform heating from an anodized aluminum interior. The vented cover with built-in screen helps reduce odor and spattering.

Popcorn Poppers

G. PopLite® hot air popper

Pop with hot air, not oil, for a terrific low-fat snack! PopLite® pops regular or gourmet popping corn into delicious puffs of all-natural popcorn. Pops fast too, up to 18 cups of gourmet popcorn in less than 2½ minutes with virutally no unpopped kernels. The handy measuring scoop doubles as a butter melter. Built-in cord wrap makes the popper easy to store.

Also available in white/aqua and red/black. Orville Redenbacher's* hot air popper by Presto (white/black) is also available.

H. PopLite® Plus hot air popper

This special PopLite® hot air popper features a patent pending design that enhances popping performance. It also offers a convenient push button on/off switch and a metal-cup butter melter for increased efficiency. The butter melter doubles as a measuring cup. A built-in cord wrap makes the unit easy to store. The popper pops up to 18 cups of gourmet corn in about 2½ minutes. Enjoy a low-fat, heart-healthy snack any time.

I. Orville Redenbacher's* Fountain® Hot Air Popper by Presto

This unique hot air popper produces a fountain of fabulous popcorn. Specially engineered stainless steel restrictors help to optimize popping performance, making up to 20 cups in about 3½ minutes with virtually no unpopped kernels. The popper's lid snaps over the vents allowing the cover to conveniently double as a serving bowl. The base nests inside the cover for compact storage.

J. PopLite® My Munch® hot air popper

The personal-size MyMunch® makes the perfect quantity of popcorn for snacking and portion control—¼ cup of kernels for 8 cups of popped corn. It features a vented cover (with handle and snap-on lid) that doubles as a convenient serving bowl. The base with built-in cord wrap nests inside the cover for amazingly compact storage. Like Presto's other hot air poppers, the PopLite® My Munch® pops ultra-fast and produces large puffs of corn with virtually no unpopped kernels.

K. Orville Redenbacher's* Stirring Popper by Presto

Pop great-tasting popcorn in this big six-quart electric stirring popper. It utilizes a scalloped stirring arm to evenly distribute kernels, assuring superb popping performance every time, and with virtually no unpopped kernels. A built-in butter melter distributes butter over corn as it pops. The popper's cover with snap-on lid doubles as a serving bowl, and the base nests inside the cover for compact storage. Its nonstick popping surface makes cleanup easy.

Microwave Products

L. Orville Redenbacher's* PowerPop® microwave multi-popper by Presto

This popper has proven itself as the microwave popper that really works! Its special PowerBase™ and PowerCup® concentrators combine to focus microwave energy so effectively that virtually every kernel pops. Pop with or without oil for popcorn the way you like it! It pops up to 3 quarts of delicious popcorn in as little as 2½ minutes. Popping bowl and cover are dishwasher safe.

M. PowerCrisp™ microwave bacon cooker

Cook leaner and healthier bacon. With the PowerCrisp™, fat drips away from bacon and into the tray. The bacon cooker makes up to 12 strips of bacon, crisp or tender, with no messy spatters on counter or stovetop. The PowerCrisp™ is fully immersible and dishwasher safe. Removable cooking racks stack in the tray for easy, compact storage.

* Orville Redenbacher's® is a registered trademark of ConAgra Foods RDM, Inc., used under license.



G   H   I   J

K   L   M



Built-in Tongs   Savory and Sweet

Flips 180°

Coffee Makers

A. 12-cup Stainless Steel Coffee Maker
Brew great tasting coffee fast—about a cup a minute—in this automatic electric coffee maker. It makes 2 to 12 cups of flavorful coffee, then keeps it piping hot. A signal light indicates when coffee is ready to serve. Stainless steel construction ensures lasting beauty and easy cleaning.
6-cup Stainless Steel Coffee Maker also available.

B. Cordless-serve 12-cup Stainless Steel Coffee Maker
Watch rich, flavorful coffee brew in the cordless-serve 12-cup Stainless Steel Coffee Maker. This sleek percolator combines all of the features of the classic stainless coffee maker with a clear viewing cover and a special power base. The coffee maker lifts off the base for convenient, cord-free pouring. When the coffee maker is returned to the power base, the coffee stays serving-hot automatically. The base also contains a cord wrap for compact storage. The cordless coffee maker's chic design complete with a contemporary matte-black finish makes it an ideal serving piece.

C. Nitro Coffee Dispenser
This dispenser provides frothy nitro cold brew coffee on tap in the refrigerator. Nitrogen-infused cold brew adds smooth texture, delicate flavor, and rich, creamy head. The dispensing system fits in most refrigerators and includes a two-liter stainless steel mini-keg, a nitrogen cartridge holder, and an exclusive rotating spout that swings up for drip-free storage. Charge your cold brew using either nitrous oxide or pure nitrogen cartridges, which are sold separately.

Waffle Makers

D. FlipSide® Belgian Waffle Maker
The FlipSide® waffle maker bakes an extra-large and thick Belgian waffle. Its flip mechanism enables the unit to rotate 180°, cooking a waffle with a crisp exterior and a fluffy, tender interior. After use, the flip mechanism locks the waffle maker in a vertical position for compact, space-saving storage. Heavy die-cast waffle grids with ceramic nonstick coating ensure fast heat-up, speedy cooking, perfect browning, and easy release.

E. Stuffler® stuffed waffle maker
Bake delicious Belgian-style waffles with savory or sweet foods inside. With the Stuffler®, waffles are no longer just for breakfast, but also make a tasty hot lunch, hearty dinner, or delightful snack. Fill with eggs, cheese, meats, fruits, pie filling, candy, chocolate and more. Great for Keto diets too! The Stuffler® works with "from scratch" batter and commercial pancake, waffle, cake and muffin mixes. The rotating design flips 180° to spread batter evenly for crispy outside, tender inside stuffed waffles. Built-in tongs enable the user to easily lift, remove, and serve the waffle. The waffle maker locks in a vertical position with its cord retracted in the base for easy storage.

F. Belgian Waffle Bowl Maker
This waffle maker bakes a delightful bowl that is thick, fluffy, and tender. Drizzle it with syrup. Fill it with eggs, ham, hash browns, chili, fresh fruit, even ice cream for a delicious treat. It is easy to use. Simply pour your favorite waffle batter into the base, close the cover, and bake. Nonstick ceramic-coated grids assure easy removal and easy cleanup.

▶ Slow Cookers

G, H. Nomad® Traveling Slow Cookers

These traveling slow cookers are ideal for potlucks and buffets, as well as for tailgating and picnics. Available in two sizes: 8-quart (shown at G) and 6-quart (shown at H). The outer housing is not only cool-touch but also resembles and offers the benefits of a picnic cooler. Those benefits include a swing-up handle that enables one-handed transport, a rugged, wide-profile base that minimizes the possibility of tip-over, and a locking seal that assures virtually spill-proof transportation. An on-board, removable spoon rest provides a handy means to carry and store the serving utensil. These slow cookers produce generous slow-cooked meals or side dishes and are easy to clean. Each has a hinged cover and cooking pot that are removable and fully immersible. Additional features like a see-through glass lid, a white dry erase board and marker (enabling the host to identify the food inside), and cord storage make it a desirable addition to a potluck or buffet.

6-quart Nomad® Traveling Slow Cooker also available in green.

▶ Specialty Appliances

I. Pizzazz® Plus rotating pizza oven

The Pizzazz® Plus features an open-oven design that bakes fresh or frozen pizza, regular or rising crust, to perfection. It also provides the ultimate in convenience for preparing delectable fresh or frozen foods such as chicken wings, jalapeño poppers, and fish fillets. Its rotating tray assures perfect, even baking. Separately controlled top and bottom heating elements enable custom results—from soft to crunchy crusts, and from lightly baked to delightfully browned tops. And it is fast—there is no preheating. It also saves up to 60% on energy use compared to conventional ovens. The removable nonstick baking pan wipes clean and is compact for easy storage.

J. Digital AirDaddy® 4.2 quart electric air fryer

Although classed as fryers, air fryers are convection ovens that bake rather than fry. The AirDaddy® uses convection heating to circulate hot air in every direction, producing delicious snacks that are crispy outside and tender inside. It also roasts, grills, and even bakes cakes and muffins. It is easy to operate too. The digital touch screen provides special presets for fries, meat, and chicken. Its unique rectangular shape uses space efficiently, enabling the user to prepare more food than conventional air fryers. The 4.2-quart basket is ideal for family-size batches and lifts out for easy serving. A removable drip pan catches any residue. Additional features include a 60-minute timer with automatic shut-off and built-in cord wrap storage. The basket and drip pan are fully immersible.

K. Stainless Steel Electric Wok

Prepare healthy, delicious stir-fry meals in this luxurious stainless steel wok with tempered glass cover. An aluminum-clad base ensures fast, uniform cooking, and the wok's 1500-watt heating element provides the high searing temperature needed for stir-fry cooking. The Control Master® heat control automatically maintains the desired cooking temperature.

L. EverSharp® two-stage electric knife sharpener

This handy appliance produces professional sharpening results at home on household and sport knives. The two-stage system grinds the blade to a perfect sharpening angle, then fine hones and polishes it to a razor-sharp edge. Blade guides are preset at exact angles to hold the blade against the Sapphirite™ sharpening wheels with absolute precision.

Professional EverSharp® three-stage electric knife sharpener also available.



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A

B

C

D

E

Specialty Appliances

A. SaladShooter® electric slicer/shredder

This innovative hand-held appliance slices or shreds a delightful array of fresh ingredients where they are needed—in salads, soups, pizzas, desserts and more! The interchangeable slicing and shredding cones slip right in for ease of handling. The motorized base wipes clean, and all other parts are fully immersible and dishwasher safe. Its compact size makes it easy to store.

B. Professional SaladShooter® electric slicer/shredder

The Professional SaladShooter® features interchangeable cones for thick slices, ripple slices, medium shreds, and super shreds, plus a handy funnel guide that directs ingredients. The large food chamber holds whole potatoes for making hash browns. It is the perfect choice for shredding cheese! Slice fruits for salads and desserts. Make super shreds for stir-fry and coleslaw—and slice ripple cuts for beautiful vegetable trays. The adjustable food guide adapts to large or small loads.

C, D. FreshDaddy™ Electric Vacuum Sealers

The FreshDaddy™ line of three vacuum sealers keeps food fresher five times longer than ordinary methods. Each vacuum sealer is ideal for long-term preservation in the freezer of meat, fruits, vegetables and leftovers. The vacuum sealers also lengthen the time food stays fresh in the refrigerator. They vacuum/seal the bags used in sous vide cooking as well. Each sealer cuts, seals, and vacuum seals bags from roll material included with the product. Each also has the capability of vacuum sealing reusable zipper bags, and containers. The deluxe vacuum sealer shown at C in addition offers the convenience of on-board bag storage and an accessory for creating a vacuum in reusable zipper bags and containers. The premium unit, pictured at D, offers extra vacuuming power, digital controls, and a scale for portion control. It combines the ability to vacuum zipper bags and containers with marination. A special marinate setting enables the user to complete the marinating process in a mere 30 minutes rather than overnight. A full line of FreshDaddy™ accessories is also available for these vacuum sealers. The accessories include rolls for making custom bags, reusable zipper bags in quart and gallon sizes, and a three-piece vacuum container set.

FreshDaddy™ compact electric vacuum sealer also available.

Home Comfort

E. HeatDish® Plus parabolic electric heater

The Presto® HeatDish® Plus Tilt parabolic heater tilts up to 45 degrees, providing comfort in most any position—high, low, or anywhere in between. The heater also tilts down for compact storage. The HeatDish® provides the feeling of three times the heat of a conventional heater and virtually instant warmth without first heating the room. It uses a third less energy and can pay for itself in less than a year. Other features include a convenient top-mounted control with an infinite range of heat settings; a warning buzzer that sounds if the heater is tipped; on-board cord wrap; and a convenient carrying handle. Although the heater's styling is unique, it is clearly part of a long line of HeatDish® heaters. It bears the iconic recessed-bundt-cake-shaped grille, the instantly recognizable hallmark of the brand.

Electric Pressure Cooker

F. 6-quart Programmable Electric Pressure Cooker Plus

An electric pressure cooker and slow cooker in one! Cook meat, fish, chicken, vegetables, beans, rice, grains, even desserts. It is fast and easy, just set and the rest is automatic. Select function settings for high pressure, low pressure, slow cook, brown, sauté, and keep warm. The Electric Pressure Cooker Plus features 19 programmed settings including 12 pressure cooking presets that maintain the proper pressure automatically. It features digital controls and an LED display that counts down the remaining cooking time. When the timer signals that cooking is complete, the cooker switches to keep warm to let the pressure release on its own, or the user can activate the valve lever for quick pressure release. The nonstick pot is removable and dishwasher safe.

Stovetop Pressure Cookers

Presto® Pressure Cookers are the ideal cooking tool for today's busy lifestyle. Soup, meat, poultry, fish, rice, vegetables, even appetizers and desserts cook to perfection in minutes—three to ten times faster than ordinary cooking methods. Cookers are available in both polished aluminum and gleaming stainless steel.

G. 8-Quart Aluminum Pressure Cooker

This 8-quart pressure cooker is generously proportioned to cook up a giant pot of soup or a family-sized meal in a hurry. Durable aluminum construction provides quick and even heating. It is easy and safe to use—the cover lock indicator shows at a glance if there is pressure inside the cooker and prevents the cover from being opened until pressure is safely reduced. When its handy rack is in place, several foods can be cooked at once with no intermingling of flavors, colors or odors.

4- and 6-quart sizes also available.

H. 6-Quart Stainless Steel Pressure Cooker

Sleek and modernly styled, this 6-quart pressure cooker offers the same speed, efficiency, and safety of its aluminum counterpart. It features the long-lasting beauty of gleaming stainless steel. With its tri-clad, impact-welded base, uniform heat distribution is assured.

Traditionally styled 4- and 6-quart size stainless steel models also available.

I. 8-Quart Stainless Steel Pressure Cooker

This premium pressure cooker is crafted of gleaming stainless steel. Fast, even heating is assured with a tri-clad base—a layer of aluminum between two layers of stainless steel. This model features a quick pressure/steam release system that expedites the cooling process. A handy stainless steel steamer basket allows several foods to cook at once.

Cooking Accessory

J. Electronic Digital Timer

Easy to set and simple to use! This digital timer counts down from any time up to 99 minutes and 59 seconds with an alarm that signals when time is up. The count-up feature allows it to be used as a stopwatch with an easy-to-read digital display. Its memory feature stores the last time setting. The timer operates on one AAA battery, included.



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PRESSURE CAN
PUT REGULATOR ON
BOILING WATER CAN
WARM VENT HEAT CAN COOL DONE
INSERT JARS
FILL JARS
CANNING
PRESTO
A

INDUCTION
B

C

D

Pressure Canners

Pressure canning offers the only safe method of preserving low-acid foods according to the USDA. Presto® pressure canners also double as boiling water canners for preserving fruits, jams, jellies, pickles, and salsa. They are available in both digital and stovetop models.

A. Presto Precise® Digital Pressure Canner

The Presto Precise® canner is the first digital pressure canner that meets USDA guidelines for safely processing low-acid foods such as meat, poultry, fish, and vegetables. It provides the benefits of precision and automation for both pressure and boiling water canning. The digital canner controls processing with temperature rather than pressure, providing assurance that the temperature that is recommended by the USDA to kill harmful bacteria is maintained for the requisite time during processing. When pressure canning, no adjustments are required for higher elevations. The digital interface guides the user through each pressure canning and boiling water canning step: jar heating, venting, automated processing, and cool down. There is no need to watch or adjust settings. In addition, heat is held inside the canner keeping the kitchen cooler. The canner itself is sleekly handsome and includes a removable pot, instruction/recipe book, quickstart quide, and canning rack.

B, C. Stovetop Pressure Canners with Pressure Dial Gauge

Presto® Pressure Canners are available in both 23- and 16-quart sizes for convenient home canning of vegetables, fruits, meats, and seafood. There are two models of the 23 quart canner—one for traditional electric, smooth top, and gas ranges and one that also can be used on induction ranges. Induction ranges require special cookware. The induction model (shown at B) features a stainless steel-clad base that enables it to be used both on induction and traditional ranges. The standard 16-quart liquid capacity pressure canner is shown at C. All of the stovetop canners are constructed of strong, warp-resistant aluminum for fast, even heating. Each has an air vent/cover lock that allows pressure to build only when the cover is fully closed and prevents the cover from being opened until pressure is safely reduced.

Also available without dial gauge in 16-quart liquid capacity size.

Canning Accessory

D. 7-Function Canning Kit

This six-piece canning kit provides a complete set of accessories for home canning. The kit includes a digital timer, canning funnel, combination bubble remover/lid lifter, jar lifter, jar wrench, and kitchen tongs. The timer counts down processing times from any setting up to 99 minutes and 59 seconds. It also counts up and has a clip, easel stand, and magnet for use or storage on metal surfaces.

Premium Canning Kit also available.

Dehydrators

E. Dehydro™ Digital Electric Food Dehydrator

Make authentic jerky, yummy fruit rolls and preserve fruits, vegetables, seeds, and herbs naturally, deliciously and conveniently with the Dehydro™ dehydrator. This digital model comes with six drying trays (expandable to 12), and a variety of dehydrating accessories including two fruit roll sheets and two nonstick mesh screens. Airflow is optimized to assure even drying on each drying tray; no tray rotation is needed. The digital thermostat and timer allow the selection of precise drying times and temperatures. The dehydrator shuts off automatically at the set time, preventing over-drying. Choose from any drying temperature from 90° to 165°F and any drying time up to 48 hours. A see-through cover enables convenient, visual monitoring. The patented tray system features both generous drying capacity and compact storage. Trays nest when not in use, reducing the unit's height by 40%. The cord stores in the base for added convenience.

F. Dehydro™ Electric Food Dehydrator

The Dehydro™ 4-tray electric dehydrator offers a top-mounted fan that provides consistent air flow for optimum drying and requires no tray rotation. It is ideal for making jerky from meat or poultry, and is expandable to 8 trays for extra drying capacity. The Dehydro™ dehydrates in-season fruits and vegetables for tasty snacks and ready-to-use ingredients when making soups, stews, and casseroles. It even makes pet treats. Like its digital counterpart, its patented storage design offers ample drying capacity and compact storage. Trays nest when not in use, reducing the unit's height by 22%. The cord stores neatly in the cover.

Dehydrator Accessories

G. Fruit Roll Sheets

These sheets are ideal for making homemade fruit rolls and strips from puréed fresh, frozen, or canned fruit. It is an easy and delicious way to make kid-pleasing fruit snacks that are not only healthy, but also free from additives or preservatives.

H. Nonstick Mesh Screens

Screens are a must when drying foods with ultra-high shrinkage rates, such as carrot rounds, herbs, rhubarb, and berries as well as foods that become sticky during drying (bananas and tomatoes). These nonstick mesh screens prevent drying foods from falling through the tray grates and enable easy removal when drying is complete.

I. Jerky Gun

Use this jerky gun kit to make great-tasting homemade jerky from ground beef, venison, and other meats. The gun's wide chamber is easy to load and holds one pound of seasoned meat. It dispenses strips or sticks that are perfect for drying. The kit includes three interchangeable nozzles for wide strips, dual strips, and round sticks. Jerky gun and nozzles are dishwasher safe.



Compact Storage

Compact Storage

E   F   G   H   I



National Presto Industries, Inc.
Consolidated Balance Sheets

(Dollars in thousands except share and per share data)

DECEMBER 31	2024		2023	
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents		$17,663		$ 87,657
Marketable securities		5,010		26,454
Accounts receivable	$ 62,506		$ 49,323	
Less allowance for credit losses	217	62,289	596	48,727
Inventories:				
Finished goods	38,351		31,815	
Work in process	219,154		144,684	
Raw materials and supplies	20,494	277,999	13,921	190,420
Notes receivable, current		600		1,629
Other current assets		3,100		5,223
Total current assets		366,661		360,110
PROPERTY, PLANT AND EQUIPMENT:				
Land and land improvements	3,622		3,107	
Buildings	57,581		52,182	
Machinery and equipment	53,331		51,721	
	114,534		107,010	
Less allowance for depreciation and amortization	71,297	43,237	67,774	39,236
GOODWILL		19,433		19,433
INTANGIBLE ASSETS, net		3,777		5,290
RIGHT-OF-USE LEASE ASSETS		9,962		10,664
DEFERRED INCOME TAXES		10,327		5,803
		$453,397		$440,536

The accompanying notes are an integral part of the Consolidated Financial Statements.

National Presto Industries, Inc.
Consolidated Balance Sheets

(Dollars in thousands except share and per share data)

DECEMBER 31	2024	2023
LIABILITIES		
CURRENT LIABILITIES:		
Accounts payable	$ 44,625	$ 32,572
Federal and state income taxes	4,680	2,539
Lease liabilities	564	678
Accrued liabilities	24,567	36,230
Total current liabilities	74,436	72,019
LEASE LIABILITIES - NON-CURRENT	9,397	9,986
FEDERAL AND STATE INCOME TAXES - NON-CURRENT	1,937	2,275
Total liabilities	85,770	84,280
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, $1 par value:		
Authorized: 12,000,000 shares at December 31, 2024 and 2023		
Issued: 7,440,518 shares at December 31, 2024 and 2023		
Outstanding: 7,105,595 and 7,084,384 shares at December 31, 2024 and 2023, respectively	$ 7,441	$ 7,441
Paid-in capital	17,298	16,031
Retained earnings	353,659	344,245
Accumulated other comprehensive income	35	22
	378,433	367,739
Less treasury stock, at cost, 334,923 and 356,134 shares at December 31, 2024 and 2023, respectively	10,806	11,483
Total stockholders' equity	367,627	356,256
	$453,397	$440,536

The accompanying notes are an integral part of the Consolidated Financial Statements.



National Presto Industries, Inc.

Consolidated Statements of Comprehensive Income

(In thousands except per share data)

FOR THE YEARS ENDED DECEMBER 31	2024	2023	2022
Net sales	$388,228	$340,912	$321,623
Cost of sales	309,662	273,460	266,498
Gross profit	78,566	67,452	55,125
Selling and general expenses	31,838	30,784	27,121
Intangibles amortization	1,515	1,635	582
Impairments—goodwill and intangible assets	–	–	5,295
Operating profit	45,213	35,033	22,127
Other income	5,457	7,398	3,817
Earnings before provision for income taxes	50,670	42,431	25,944
Provision for income taxes	9,210	7,872	5,245
Net earnings	41,460	$ 34,559	$ 20,699
Weighted average common shares outstanding:			
Basic and diluted	7,128	7,106	7,081
Earnings per share, basic and diluted:			
Net earnings per share	$ 5.82	$ 4.86	$ 2.92
Comprehensive income:			
Net earnings	$ 41,460	$ 34,559	$ 20,699
Other comprehensive income, net of tax:			
Unrealized gain (loss) on available-for-sale securities	13	125	(123)
Comprehensive income	$ 41,473	$ 34,684	$ 20,576

The accompanying notes are an integral part of the Consolidated Financial Statements.

National Presto Industries, Inc.
Consolidated Statements of Cash Flows

(In thousands)

FOR THE YEARS ENDED DECEMBER 31	2024	2023	2022
Cash flows from operating activities:			
Net earnings	$41,460	$34,559	$20,699
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Provision for depreciation	3,531	4,372	2,765
Intangibles amortization	1,515	1,635	582
Deferred income tax (benefit)	(4,527)	(1,190)	(2,311)
Provision for doubtful notes and credit losses	(285)	285	–
(Gain) loss on disposal of property, plant and equipment	–	(7)	463
Loss on impairment	–	–	5,295
Proceeds from insurance claim	–	–	151
Noncash retirement plan expense	904	863	803
Gain on bargain purchase	–	–	(492)
Gain on sale of subsidiary	–	(351)	–
Other	855	591	514
Changes in operating accounts, net of effects of acquisition:			
Accounts receivable, net	(13,277)	20,337	(12,903)
Inventories	(87,579)	(38,627)	(5,620)
Other assets and current assets	2,122	2,137	147
Accounts payable and accrued liabilities	390	18,288	(676)
Federal and state income taxes payable	1,465	2,497	(649)
Net cash provided by (used in) operating activities	(53,426)	45,389	8,768
Cash flows from investing activities:			
Marketable securities purchased	(5,432)	(47,709)	(20,024)
Marketable securities – maturities and sales	26,891	46,243	29,195
Purchase of property, plant and equipment	(7,531)	(1,840)	(1,030)
Proceeds from notes receivable	1,037	627	106
Acquisition of businesses, net of cash acquired	–	–	(24,683)
Proceeds from sale of subsidiary	–	2,000	–
Proceeds from insurance claim	–	232	–
Net cash provided by (used in) investing activities	14,965	(447)	(16,436)
Cash flows from financing activities:			
Proceeds from line of credit	8,000	–	–
Payments on line of credit	(8,000)	–	–
Dividends paid	(32,029)	(28,385)	(31,826)
Proceeds from sale of treasury stock	513	429	436
Other	(17)	(40)	(36)
Net cash used in financing activities	(31,533)	(27,996)	(31,426)
Net increase (decrease) in cash and cash equivalents	(69,994)	16,946	(39,094)
Cash and cash equivalents at beginning of year	87,657	70,711	109,805
Cash and cash equivalents at end of year	$ 17,663	$ 87,657	$ 70,711
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 11,963	$ 6,843	$ 8,208
Interest on line of credit	2	–	–

The accompanying notes are an integral part of the Consolidated Financial Statements.



National Presto Industries, Inc.

Consolidated Statements of Stockholders' Equity

(In thousands except per share data)

	SHARES OF COMMON STOCK OUTSTANDING	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL
Balance December 31, 2021	7,042	$7,441	$13,743	$ 349,198	$ 20	$(12,779)	$357,623
Net earnings	–	–	–	20,699	–	–	20,699
Unrealized loss on available-for-sale securities, net of tax	–	–	–	–	(123)	–	(123)
Dividends paid March 15, $1.00 per share regular, $3.50 per share extra	–	–	–	(31,826)	–	–	(31,826)
Other	21	–	1,056	–	–	623	1,679
Balance December 31, 2022	7,063	7,441	14,799	338,071	(103)	(12,156)	348,052
Net earnings	–	–	–	34,559	–	–	34,559
Unrealized gain on available-for-sale securities, net of tax	–	–	–	–	125	–	125
Dividends paid March 15, $1.00 per share regular, $3.00 per share extra	–	–	–	(28,385)	–	–	(28,385)
Other	19	–	1,232	–	–	673	1,905
Balance December 31, 2023	7,082	7,441	16,031	344,245	22	(11,483)	356,256
Net earnings	–	–	–	41,460	–	–	41,460
Unrealized gain on available-for-sale securities, net of tax	–	–	–	–	13	–	13
Dividends paid March 15, $1.00 per share regular, $3.50 per share extra	–	–	–	(32,029)	–	–	(32,029)
Other	21	–	1,267	(17)	–	677	1,927
Balance December 31, 2024	7,103	$7,441	$17,298	$353,659	$ 35	$(10,806)	$367,627

The accompanying notes are an integral part of the Consolidated Financial Statements.



National Presto Industries, Inc.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Use of Estimates in the Preparation of Financial Statements:

In preparation of the Company's Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

(2) Basis of Presentation:

The Consolidated Financial Statements include the accounts of National Presto Industries, Inc. and its sub-sidiaries, all of which are wholly-owned. All material inter-company accounts and transactions are eliminated. For a further discussion of the Company's business and the segments in which it operates, please refer to Note L.

(3) Reclassifications:

Certain reclassifications have been made to the prior periods' financial statements to conform to the current period's financial statement presentation. These reclassi-fications did not affect net earnings or stockholder' equity as previously reported.

(4) Fair Value of Financial Instruments:

The Company utilizes the methods of determining fair value as described in Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures* to value its financial assets and liabilities. ASC 820 utilizes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active mar-kets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observ-able; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amount for cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments. The fair value of marketable securities are discussed in Note A(6).

(5) Cash, Cash Equivalents and Marketable Securities:

Cash and Cash Equivalents: The Company considers all highly liquid marketable securities with an original matu-rity of three months or less to be cash equivalents. Cash equivalents include money market funds. The Company deposits its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits. Money market funds are reported at fair value determined using quoted prices in active markets for identical securi-ties (Level 1, as defined by FASB ASC 820).

The Company's cash management policy provides for its bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the bank for payment of $3,067,000 and $5,471,000 at December 31, 2024 and 2023, respectively, are included as reductions of cash and cash equivalents or book overdrafts in accounts payable, as appropriate.

Marketable Securities: The Company has classified all marketable securities as available-for-sale which requires the securities to be reported at fair value, with unrealized gains and losses, net of tax, reported as a separate com-ponent of stockholders' equity. Highly liquid, tax-exempt variable rate demand notes with put options exercisable in three months or less are classified as marketable securi-ties. Due to the Company's ability to liquidate its available-for-sale securities for potential capital needs, they are classified as current assets.

At December 31, 2024 and 2023, cost for marketable securities was determined using the specific identification method. A summary of the amortized costs and fair values of the Company's marketable securities at December 31 is shown in the following table. All of the Company's market-able securities are classified as Level 2, as defined by FASB ASC 820, with fair values determined using significant other observable inputs, which include quoted prices in markets that are not active, quoted prices of similar secu-rities, recently executed transactions, broker quotations, and other inputs that are observable.

(In thousands)	MARKETABLE SECURITIES			
	AMORTIZED COST	FAIR VALUE	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES
December 31, 2024				
Certificates of Deposit	4,965	5,010	45	–
Total Marketable Securities	$ 4,965	$ 5,010	$45	$ –
December 31, 2023				
Certificates of Deposit	21,305	21,331	58	31
Variable Rate Demand Notes	5,123	5,123	–	–
Total Marketable Securities	$26,428	$26,454	$58	$31

Proceeds from sales and maturities of marketable securi-ties totaled $26,891,000 in 2024, $46,243,000 in 2023, and $29,195,000 in 2022. There were no realized gross gains or losses related to sales of marketable securities during the years ended December 31, 2024, 2023 and 2022. Net unrealized gains (losses) included in other comprehensive income were $17,000, $158,000 and ($156,000) before taxes for the years ended December 31, 2024, 2023, and 2022, respectively. No unrealized gains or losses were reclassified out of accumulated other comprehensive income during the same periods.

The contractual maturities of the marketable securities held at December 31, 2024 are as follows: $4,469,000 within one year; $496,000 beyond one year to five years.



(6) Accounts Receivable:

The Company's accounts receivable is related to sales of products. Credit is extended based on prior experience with the customer and evaluation of customers' financial condition. Accounts receivable are primarily due within 25 to 60 days. The Company does not accrue interest on past due accounts receivable. Receivables are written off only after all collection attempts have failed and are based on individual credit evaluation and the specific circumstances of the customer. The Company maintains an allowance for estimated expected credit losses resulting from the inability of customers to meet their financial obligations to the Company. The allowance is determined based on the Company's historical collection experience, adverse situations that may affect the customer's ability to pay, and prevailing economic conditions. The Company also maintains an allowance for customer chargebacks, which is determined based on the Company's historical experience with customers.

(7) Inventories:

Housewares/Small Appliance segment inventories and certain Safety segment inventory items are stated at the lower of cost or market with cost being determined principally on the last-in, first-out (LIFO) method. Defense segment inventories are stated at the lower of cost and net realizable value determined principally on the first-in, first-out (FIFO) method. Inventoried costs relating to contracts in progress are stated at actual production costs, including factory overhead, initial tooling, and other related costs incurred to date, reduced by amounts associated with recognized sales, utilizing a standard costing type method. The Company evaluates inventories to determine if there are any excess or obsolete inventories on hand.

(8) Property, Plant and Equipment:

Property, plant and equipment are stated at cost. Straight-line depreciation is primarily provided in amounts sufficient to charge the costs of depreciable assets to operations over their service lives which are estimated at 15 to 40 years for buildings, 3 to 10 years for machinery and equipment, and 15 to 20 years for land improvements. The Company reviews long-lived assets consisting principally of property, plant, and equipment, for impairment when material events and changes in circumstances indicate the carrying value may not be recoverable. As of December 31, 2024, net property, plant and equipment included $6,039,000 related to leased manufacturing and office space. See Note M. Approximately $5,354,000 and $642,000 of construction in progress in the Company's Defense segment is presented on the Consolidated Balance Sheet as Buildings, at December 31, 2024 and 2023, respectively.

Depreciation expense was $3,531,000, $4,372,000, and $2,765,000 during the years ended December 31, 2024, 2023, and 2022, respectively.

(9) Goodwill:

The Company recognizes the excess cost of acquired entities over the net amount assigned to the fair value of assets acquired and liabilities assumed as goodwill. Goodwill is tested for impairment on an annual basis at the start of the fourth quarter and between annual tests whenever an impairment is indicated, such as the occurrence of an event that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Impairment losses are recognized when the carrying value of the reporting unit is greater than the fair value of the reporting unit. During the fourth quarter of 2022, the Company assessed the poor historical performance and outlook for one of the reporting units in its Safety segment and opted to perform a quantitative assessment for impairment. The Company utilized discounted cash flow models to determine the reporting unit's fair value. Based on the assessment, a goodwill impairment of $3,832,000 was recognized during 2022. There was no goodwill impairment recognized during 2024 or 2023.

The Company's goodwill was $19,433,000 as of December 31, 2024 and 2023, all of which related to the Defense segment, $7,948,000 of which is non-deductible for income tax purposes. There have been no impairments recognized for goodwill in the Defense segment.

(In thousands)	DEFENSE
Balance at December 31, 2022	$18,573
Additions	860
Less: Impairments	–
Balance at December 31, 2023	$19,433
Additions	–
Less: Impairments	–
Balance at December 31, 2024	$19,433

(10) Intangible Assets:

Intangible assets are attributable to the Defense and Safety segments, primarily consist of the value of contracts/customer relationships, trademarks and safety certifications, trade secrets, and technology software, and are amortized on a straight-line basis that approximates economic use, over periods ranging from 2 to 15 years with the exception of trade secrets which have an indefinite life.

Intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company utilizes discounted cash flow models to determine their fair values. During 2022, the Company recognized an impairment of technology software of $1,463,000 that pertains to the Safety segment. There was no impairment of intangible assets recognized during 2024 or 2023.

The following shows the gross carrying amounts of the intangible assets and accumulated amortization at December 31, 2024 and 2023:

(In thousands)	INTANGIBLE ASSETS			
	TECHNOLOGY SOFTWARE AND OTHER	CONTRACTS/ CONSUMER RELATIONSHIPS	TRADE SECRETS	TOTAL
December 31, 2024				
Gross Carrying Amount	$290	$4,290	$1,000	$5,290
Accumulated Amortization	(290)	(1,513)	–	(1,515)
Net intangible assets	$ –	$2,777	$1,000	$3,775
December 31, 2023				
Gross Carrying Amount	$290	$6,058	$1,000	$7,348
Accumulated Amortization	(290)	(1,768)	–	(2,058)
Net intangible assets	$ –	$4,290	$1,000	$5,290

The Company estimates it will record amortization expense for the succeeding years as follows:

YEARS ENDING DECEMBER 31	(In thousands)
2026	$1,515
2027	1,260
	$2,775

Amortization expense was $1,515,000, $1,635,000, and $582,000 during the years ended December 31, 2024, 2023, and 2022, respectively.

(11) Other Assets:

Other assets includes prepayments and deposits that are made from time to time by the Company for certain materials used in the manufacturing process in the Housewares/Small Appliance and Safety segments. As of December 31, 2024 and 2023, $2,929,000 and $5,018,000 of such prepayments, respectively, remained unused and outstanding, and are included in Other Current Assets, representing the Company's best estimate of the expected utilization of the prepayments and related materials during the twelve-month periods following those dates.

(12) Revenues:

The Company's revenues are derived from short-term contracts and programs that are typically completed within 3 to 24 months and are recognized in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. The Company's contracts generally contain one or more performance obligations: the physical delivery of distinct ordered product or products. The Company provides an assurance type product warranty on its products to the original owner. In addition, for the Housewares/Small Appliances segment, the Company estimates returns of seasonal products and returns of newly introduced products sold with a return privilege. Stand-alone selling prices are set forth in each contract and are used to allocate revenue to the corresponding performance obligations. For the Housewares/Small Appliances segment, contracts include variable consideration, as the prices are subject to customer allowances, which principally consist of allowances for cooperative advertising, defective product, and trade discounts. Customer allowances are generally allocated to the performance obligations based on budgeted rates agreed upon with customers, as well as historical experience, and yield the Company's best estimate of the expected value for the variable consideration.

The Company's contracts in the Defense segment are primarily with the U.S. Department of Defense (DOD) and DOD prime contractors. As a consequence, this segment's business essentially depends on the product needs and governmental funding of the DOD. Substantially all of the work performed by the Defense segment directly or indirectly for the DOD is performed on a fixed-price basis. Under fixed-price contracts, the price paid to the contractor is awarded based on competition or negotiation at the outset of the contract and therefore, with the exception of limited escalation provisions on specific materials, is generally not subject to any adjustments reflecting the actual costs incurred by the contractor.

For the Housewares/Small Appliance segment, revenue is generally recognized as the completed, ordered product is shipped to the customer from the Company's warehouses. For the situations in which revenue should be recognized when product is received by the customer, the Company adjusts revenue accordingly. For the Defense segment, revenue is primarily recognized when the customer has legal title and formally documents that it has accepted the products. There are also certain termination clauses in Defense segment contracts that may give rise to an over-time pattern of recognition of revenue in the absence of alternative use of the product.

The timing of revenue recognition, billings, and cash collections results in billed accounts receivable, and customer advances and deposits (contract liabilities) on the Company's Consolidated Balance Sheets. For the Defense segment, the Company occasionally receives advances or deposits from certain customers before revenue is recognized, resulting in contract liabilities. These advances or deposits do not represent a significant financing component. As of December 31, 2024 and 2023, $7,345,000 and $13,666,000, respectively, of contract liabilities were included in Accrued Liabilities on the Company's Consolidated Balance Sheets. During 2024, 2023, and 2022, the Company recognized revenue of $9,564,000, $326,000 and $0, respectively, that was included in the Defense segment contract liability at the beginning of those respective years. The Company monitors its estimates of variable consideration, which includes customer allowances for cooperative advertising, defective product, and trade discounts, and returns of seasonal and newly introduced product, all of which pertain to the Housewares/Small Appliances segment, and periodically makes cumulative adjustments to the carrying



amounts of these contract liabilities as appropriate. During 2024, 2023, and 2022, there were no material adjustments to the aforementioned estimates. There were no material amounts of revenue recognized during the same periods related to performance obligations satisfied in a previous period. The portion of contract transaction prices allocated to unsatisfied performance obligations, also known as the contract backlog, in the Company's Defense segment were $1,085,612,000 and $564,005,000 as of December 31, 2024 and 2023, respectively. The Company anticipates that the unsatisfied performance obligations will be fulfilled in an 18- to 42-month period. The performance obligations in the Housewares/Small Appliances and Safety segments have original expected durations of less than one year.

The Company's principal sources of revenue are derived from two segments: Housewares/Small Appliance and Defense, as shown in Note L. Management utilizes the performance measures by segment to evaluate the financial performance of and make operating decisions for the Company.

(13) Advertising:

The Company's policy is to expense advertising as incurred and include it in selling and general expenses. Advertising expense was $251,000, $226,000 and $209,000 in 2024, 2023, and 2022, respectively.

(14) Product Warranty:

The Company's Housewares/Small Appliance segment's products are generally warranted to the original owner to be free from defects in material and workmanship for a period of 1 to 12 years from date of purchase. The Company allows a 60-day over-the-counter initial return privilege through cooperating dealers. The Company services its products through a corporate service repair operation. The Company estimates its product warranty liability based on historical percentages which have remained relatively consistent over the years.

The product warranty liability is included in accounts payable on the balance sheet. The following table shows the changes in product warranty liability for the period:

(In thousands)

YEAR ENDED DECEMBER 31	2024	2023
Beginning balance January 1	$ 366	$ 521
Accruals during the period	1,021	1,548
Charges / payments made under the warranties	(1,299)	(1,703)
Balance December 31	$ 88	$ 366

(15) Stock-Based Compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, net of estimated forfeitures. As more fully described in Note F, the Company awards non-vested restricted stock to employees and executive officers.

(16) Income Taxes:

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported. Valuation allowances are provided for deferred tax assets when it is considered more likely than not that the Company will not realize the benefit of such assets. Income tax contingencies are accounted for in accordance with FASB ASC 740, *Income Taxes.* See Note H for summaries of the provision, the effective tax rates, and the tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities. The Company evaluates its uncertain tax positions as new information becomes available.

(17) Recently Issued and Adopted Accounting Pronouncements:

The Company assesses the impacts of adopting recently issued accounting standards by the Financial Accounting Standards Board on the Company's financial statements, and updates previous assessments, as necessary, from the Company's Yearly Report on Form 10-K for the year ended December 31, 2024.

In December 2023, the FASB issued ASU 2023-09 *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires disaggregated information about a company's effective tax rate reconciliation and provision for income taxes, as well as information on income taxes paid. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024. As this update relates to disclosures only, the Company does not expect ASU 2023-09 will have an impact on its consolidated results of operations and financial condition.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280) - Improving Reportable Segment Disclosures*, to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. Under this ASU, a company is required to enhance its segment disclosures to include significant segment expenses that are regularly provided to the chief operating decision maker (CODM), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. This ASU also requires all annual disclosures currently required by Topic 280 to be included in interim periods. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this ASU during the year ended December 31, 2024, resulting in additional segment disclosures.

B. INVENTORIES:

The amount of inventories valued on the LIFO basis was $35,301,000 and $29,627,000 as of December 31, 2024 and 2023, respectively, and consists of housewares/small appliance finished goods, as well as, certain Safety segment inventories as of December 31, 2024. Under LIFO, inventories are valued at approximately $6,901,000 and $9,477,000 below current cost determined on a first-in, first-out (FIFO) basis at December 31, 2024 and 2023, respectively. During the years ended December 31, 2024, 2023, and 2022, $703,000, 3,575,000 and $2,180,000, respectively, of LIFO layers were liquidated. The Company uses the LIFO method of inventory accounting to improve the matching of costs and revenues for the Housewares/Small Appliance and Safety segments.

The following table describes that which would have occurred if LIFO inventories had been valued at current cost determined on a FIFO basis:

Increase (Decrease) – (In thousands except per share data)

YEAR	COST OF SALES	NET EARNINGS	EARNINGS PER SHARE
2024	$2,576	$(2,053)	$(0.29)
2023	$ (228)	$ 186	$ 0.03
2022	$4,925	$(3,925)	$(0.55)

This information is provided for comparison with companies using the FIFO basis.

Inventory for the Defense segment, certain products for the Safety segment, and raw materials and certain prepaid products of the Housewares/Small Appliance segment are valued under the FIFO method and total $242,699,000 and $160,793,000 at December 31, 2024 and 2023, respectively. At December 31, 2024, the FIFO total was comprised of $3,051,000 of finished goods, $219,154,000 of work in process, and $20,494,000 of raw material. At December 31, 2023, the FIFO total was comprised of $2,188,000 of finished goods, $144,684,000 of work in process, and $13,921,000 of raw material.

C. ACCRUED LIABILITIES:

At December 31, 2024, accrued liabilities consisted of payroll $9,761,000, contract liabilities $7,345,000 (see Note A(13)), product liability $4,982,000, payroll taxes $361,000, environmental $925,000, and other $1,192,000. At December 31, 2023, accrued liabilities consisted of payroll $7,631,000, contract liabilities $13,666,000 (see Note A(13)), product liability $5,065,000, payroll taxes $330,000, environmental $900,000, and other $2,441,000.

The Company is self-insured for health care costs, although it does carry stop loss and other insurance to cover health care claims once they reach a specified threshold. The Company is also subject to product liability claims in the normal course of business. It is partly self-insured for product liability claims, and therefore records an accrual for known claims and estimated

incurred but unreported claims in the Company's Consolidated Financial Statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations. The Company's policy is to accrue for legal fees expected to be incurred in connection with loss contingencies. See Note K for a discussion of environmental remediation liabilities.

D. TREASURY STOCK:

As of December 31, 2024, the Company has authority from the Board of Directors to reacquire an additional 496,597 shares. During 2024, 2023, and 2022, 415, 569, and 510 shares, respectively, were acquired from participants in the Company's Incentive Compensation Plans described in Note F to cover those participants' tax withholding obligations related to vested stock grants in accordance with the Plans' rules. Treasury shares have been used for stock based compensation and to fund a portion of the Company's 401(k) contributions.

E. NET EARNINGS PER SHARE:

Basic earnings per share is based on the weighted average number of common shares and participating securities outstanding during the period. Diluted earnings per share also includes the dilutive effect of additional potential common shares issuable. Unvested stock awards, which contain non-forfeitable rights to dividends, whether paid or unpaid ("participating securities"), are included in the number of shares outstanding for both basic and diluted earnings per share calculations.

F. STOCK-BASED COMPENSATION:

The Company, from time to time, enters into separate non-vested share-based payment arrangements with employees and executive officers under the Incentive Compensation Plan approved by stockholders on May 18, 2010 and the 2017 Incentive Compensation Plan approved by shareholders on May 16, 2017, which authorized 50,000 and 150,000 shares, respectively, to be available for grants. The 2017 plan replaced the original 2010 plan, and the shares remaining under the 2010 plan are no longer available for grant. The Compensation Committee of the Company's Board of Directors approves all stock-based compensation awards for employees and executive officers of the Company. The Company grants restricted stock that is subject to continued employment and vesting conditions, but has dividend and voting rights, and uses the fair-market value of the Company's common stock on the grant date to measure the fair value of the awards. The fair value of restricted stock is recognized as expense ratably over the requisite service period, net of estimated forfeitures.

During 2024, 2023, and 2022, the Company granted 4,228 shares, 1,487 shares, and 7,271 shares of restricted stock, respectively, to 31 employees and executive officers of the Company. Unless otherwise vested early in accordance with the Incentive Compensation Plans, the restricted stock vests on specified dates in 2025 through 2029, subject to the recipients' continued employment or service through each applicable vesting date.



The Company recognized pre-tax compensation expense in the Consolidated Statements of Comprehensive Income related to stock-based compensation of $575,000, $512,000, and $476,000 in 2024, 2023, and 2022, respectively. As of December 31, 2024, there was approximately $958,000 of unrecognized compensation cost related to the restricted stock awards that is expected to be recognized over a weighted-average period of 2.9 years. There were 3,234, 4,109, and 3,482 shares of restricted stock that vested during 2024, 2023, and 2022, respectively.

The following table summarizes the activity for non-vested restricted stock:

	2024		2023		2022	
	SHARES	WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE	SHARES	WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE	SHARES	WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE
Non-vested at beginning of period	29,671	$88.37	32,336	$89.49	28,934	$95.54
Granted	4,228	78.78	1,487	77.03	7,271	70.72
Vested	(3,234)	121.11	(4,109)	68.46	(3,482)	100.05
Forfeited	0	–	(43)	93.29	(387)	93.91
Non-vested at end of period	30,665	$83.60	29,671	$88.37	32,336	$89.49

G. 401(K) PLAN:

The Company sponsors a 401(k) retirement plan that covers substantially all non-union employees. Historically, the Company matched up to 50% of the first 4% of salary contributed by employees to the plan. This matching contribution was made with common stock. Starting in 2004, the Company began to match, in cash, an additional 50% of the first 4% of salary contributed by employees plus 3% of total compensation for certain employees. Contributions made from treasury stock, including the Company's related cash dividends, totaled $1,417,000 in 2024, $1,292,000 in 2023, and $1,238,000 in 2022. In addition, the Company made cash contributions of $978,000 in 2024, $936,000 in 2023, and $884,000 in 2022 to the 401(k) Plan. The Company also contributed $392,000, $417,000, and $427,000 to the 401(k) retirement plan covering its union employees at the Amron Division of the AMTEC subsidiary during the years ended December 31, 2024, 2023, and 2022, respectively.

H. INCOME TAXES:

The following table summarizes the provision for income taxes:

			(In thousands)
YEARS ENDED DECEMBER 31	2024	2023	2022
Current:			
Federal	$12,299	$9,314	$7,389
State	1,439	(252)	167
	13,738	9,062	7,556
Deferred:			
Federal	(4,486)	(1,509)	(2,157)
State	(42)	319	(154)
	(4,528)	(1,190)	(2,311)
Total tax provision	$9,210	$7,872	$5,245

The effective rate of the provision for income taxes on earnings before income taxes as shown in the Consolidated Statements of Comprehensive Income differs from the applicable statutory federal income tax rate for the following reasons:

	PERCENT OF PRE-TAX INCOME		
	2024	2023	2022
Statutory rate	21.0%	21.0%	21.0%
State tax, net of federal benefit	2.2	0.1	0.0
Research and development credit	(1.3)	(1.8)	(2.1)
Adjustment for prior year estimates	(2.9)	(0.6)	1.2
Foreign-derived intangible income	(0.2)	(0.3)	(0.2)
Tax-exempt interest and dividends	0.0	0.0	(0.1)
Other	(0.7)	0.2	0.4
Effective rate	18.1%	18.6%	20.2%

Deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. The tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities are as follows at December 31:

(In thousands)	2024	2023
Deferred tax assets		
Research and development expenses	$5,630	$3,215
Inventory	3,215	969
Lease liabilities	2,286	2,348
State NOL and tax credit carryforwards	2,091	1,534
Insurance (primarily product liability)	1,089	1,128
Vacation	979	904
Other	981	1,794
Subtotal	16,271	11,892
Less: valuation allowance	1,599	954
Total deferred tax assets	14,672	10,938
Deferred tax liabilities		
Right-to-use lease asset	2,286	2,348
Goodwill and other intangibles	1,469	1,921
Depreciation	581	860
Deferred revenue	9	6
Total deferred tax liabilities	4,345	5,135
Net deferred tax assets	$10,327	$5,803

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. The Company believes it is more likely than not that the benefit from certain state NOL and tax credit carryforwards will not be realized. A significant factor of objective negative evidence evaluated was the cumulative losses incurred in the Safety segment over the three-year period ended December 31, 2024. Such objective evidence limits the ability to consider subjective evidence, such as projections for future growth.

On the basis of this evaluation, as of December 31, 2024 and 2023, valuation allowances of $1,599,000 and $954,000, respectively, have been provided on the deferred tax assets related to these state NOL and tax credit carryforwards, which will expire between 2034 and 2044. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as projections for growth.

The Company establishes tax reserves in accordance with FASB ASC 740, *Income Taxes*. The following is a reconciliation of the Company's unrecognized tax benefits for the years ended December 31, 2024 and 2023:

	(In thousands)	
	2024	**2023**
Balance at January 1	$2,481	$2,458
Increases for tax positions taken related to the current year	694	544
Increases (decrease) for tax positions taken related to prior years	(51)	70
Lapse of statute of limitations	(1,002)	(530)
Settlements	–	(61)
Balance at December 31	$2,122	$2,481

The ending net unrecognized tax benefits results from adjusting the gross balance for deferred tax items, interest and penalties, and deductible taxes. The net unrecognized tax benefits are included in Deferred Income Taxes and Federal and State Income Taxes - Non-current within the Consolidated Balance Sheet.

It is the Company's practice to include tax related interest expense, interest income, and penalties in tax expense. During the years ended December 31, 2024, 2023 and 2022, the Company accrued approximately $129,000, $166,000 and $169,000 in interest expense, respectively.

The Company is subject to U.S. federal income tax as well as income taxes of multiple states. Tax years 2021 through 2023 are currently open for examination. For all states in which it does business, the Company is subject to state audit statutes.

I. COMMITMENTS AND CONTINGENCIES:

The Company is involved in largely routine litigation incidental to its business. Management believes the ultimate outcome of this litigation will not have a material effect on the Company's consolidated financial position, liquidity, or results of operations.

J. CONCENTRATIONS:

In the Housewares/Small Appliance segment, there was one customer that accounted for 10% of consolidated net sales for the year ended December 31, 2024. There was one customer that accounted for 11% of consolidated net sales for the year ended December 31, 2023. There were no customer concentrations over 10% for the year ended December 31, 2022.

The Company sources most of its housewares/small appliances and certain safety products from vendors in the Orient and, as a result, risks deliveries from the Orient being disrupted by labor or supply problems at the vendors, or transportation delays. Should such problems or delays materialize, products might not be available in sufficient quantities during prime selling periods. The Company has made and will continue to make every reasonable effort to prevent these problems; however, there is no assurance that its efforts will be totally effective. As the majority of the Housewares/Small Appliance segment's and certain Safety segment's suppliers are located in China, periodic changes in the U.S. dollar and Chinese Renminbi (RMB) exchange rates do have an impact on the segment's product costs. To date, any material impact from fluctuations in the exchange rate has been to the cost of products secured via purchase orders issued subsequent to the currency value change. Foreign transaction gains/losses are immaterial to the financial statements for all years presented.

The Company's Defense segment manufactures products primarily for the U.S. Department of Defense (DOD) and DOD prime contractors. As a consequence, this segment's future business essentially depends on the product needs and governmental funding of the DOD. During 2024, 2023, and 2022, substantially all of the work performed by this segment directly or indirectly for the DOD was performed on a fixed-price basis. Under fixed-price contracts, the price paid to the contractor is awarded based on competition or negotiation at the outset of the contract and therefore, with the exception of limited escalation provisions on specific materials, is generally not subject to any adjustments reflecting the actual costs incurred by the contractor. In addition, in the case of the 40mm systems contract, key components and services are provided by third party subcontractors, several of which the segment is required to work with by government edict. Under the contract, the segment is responsible for the performance of those subcontractors, many of which it does not control. The Defense segment's contracts and subcontracts contain the customary provision permitting termination at any time for the convenience of the government, with payment for any work completed, associated profit, and inventory/work in process at the time of termination. Materials used in the Defense segment are available from multiple sources. As of December 31, 2024, 181 employees of Amron, or 16% of the Company's and its subsidiaries' total workforce, are members of the United Steel Workers union. The most recent contract between Amron and the union is effective through February 28, 2030.

K. ENVIRONMENTAL:

In May 1986, the Company's Eau Claire, Wisconsin site was placed on the United States Environmental Protection Agency's National Priorities List under the Comprehensive Environmental


Response, Compensation and Liability Act of 1980 because of hazardous waste deposited on the property. As of December 31, 1998, all remediation projects required at the Company's Eau Claire, Wisconsin site had been installed, were fully operational, and restoration activities had been completed. In addition, the Company is a member of a group of companies that may have disposed of waste into an Eau Claire area landfill in the 1960s and 1970s. After the landfill was closed, elevated volatile organic compounds were discovered in the groundwater. Remediation plans were established, and the costs associated with remediation and monitoring at the landfill are split evenly between the group and the city of Eau Claire. As of December 31, 2024, there does not appear to be exposure related to this site that would have a material impact on the operations or financial condition of the Company.

Based on factors known as of December 31, 2024, it is believed that the Company's existing environmental accrued liability reserve will be adequate to satisfy on-going remediation operations and monitoring activities both on- and off-site; however, should environmental agencies require additional studies, extended monitoring, or remediation projects, it is possible that the existing accrual could be inadequate. Management believes that in the absence of any unforeseen future developments, known environmental matters will not have any material effect on the results of operations or financial condition of the Company. The Company's environmental accrued liability on an undiscounted basis was $925,000 and $900,000 as of December 31, 2024 and 2023, respectively, and is included in accrued liabilities on its balance sheet.

Expected future payments for environmental matters are as follows:

YEARS ENDING DECEMBER 31	(In thousands)
2025	$195
2026	133
2027	122
2028	110
2029	98
Thereafter	267
	$925

L. BUSINESS SEGMENTS:

The Company operates in three business segments. The Company identifies its segments based on the Company's organization structure, which is primarily by principal products and is the way in which the Company's Chief Operating Decision Maker (CODM), the Company's CEO, makes operating decisions, assesses financial performance, and allocates resources. The principal product groups are Housewares/Small Appliance, Defense, and Safety. Sales for all segments are primarily to customers in North America.

The Housewares/Small Appliance segment designs, markets, and distributes housewares and small appliances. The housewares/small appliance products are sold primarily in the United States and Canada directly to retail outlets and also through independent distributors. As more fully described in Note J, the Company primarily sources its Housewares/Small Appliance

products from non-affiliated suppliers located in the Orient. Sales are seasonal, with the normal peak sales period occurring in the fourth quarter of the year prior to the holiday season.

The Defense segment was started in 2001 with the acquisition of AMTEC Corporation, which manufactures precision mechanical and electromechanical assemblies for the U.S. Government and prime contractors. During 2005, and again during 2010, AMTEC Corporation was one of two prime contractors selected by the Army to supply all requirements for the 40mm family of practice and tactical ammunition cartridges for a period of five years. In 2016, AMTEC was awarded a one-year contract, and in 2017 and 2022, it was awarded third and fourth five-year contracts, respectively as the sole prime contractor. AMTEC's manufacturing plant is located in Janesville, Wisconsin. Since the inception of the Defense segment in 2001, the Company has expanded the segment by making several strategic business acquisitions, and has additional facilities located in East Camden, Arkansas; Antigo, Wisconsin; Clear Lake, South Dakota, and Marshall, Texas. During 2003, the segment was expanded with the acquisition of Spectra Technologies, LLC of East Camden, Arkansas. This facility performs Load, Assemble, and Pack (LAP) operations on ordnance-related products for the U.S. Government and prime contractors. During 2006, the segment was expanded again with the acquisition of certain assets of Amron, LLC of Antigo, Wisconsin, which primarily manufactures cartridge cases used in medium caliber (20-50mm) ammunition. During 2014, the Company continued the expansion of the Defense segment with the purchase of substantially all of the assets of Chemring Energetic Devices, Inc. located in Clear Lake, South Dakota, and all of the real property owned by Technical Ordnance Realty, LLC. The Clear Lake facility manufactures detonators, booster pellets, release cartridges, lead azide, and other military energetic devices and materials. During 2022, the Company again expanded the Defense segment by acquiring the equity interests of Woodlawn Manufacturing, Ltd. Woodlawn Manufacturing, Ltd, is a high volume manufacturer of precision metal parts and assemblies primarily for the defense and aerospace industry. See Note P. The Defense segment's collection of facilities enables the Company to deliver in virtually all aspects of the manufacture of medium caliber training and tactical rounds. Those aspects include the fuze, the detonator, the metal parts (including the cartridge case), and load, assemble and pack of the final round.

The Safety segment was started in 2019 with the acquisition of OneEvent Technologies, Inc., which focuses on protection for buildings, homes, assets, and occupants. The company is located in Mount Horeb, Wisconsin and was established in 2014. OneEvent's cloud-based learning and analytics engine utilizes a series of sensing devices integrated with a cellular gateway to predict, alert, and prevent. Sensors measure a variety of environmental data including temperature, smoke, carbon monoxide, motion, humidity, water, and more. On purchase, it was combined with Rusoh, Inc. which designed and marketed fire extinguishers. Previous to 2019, Rusoh Inc. had been included in the Company's Housewares/Small Appliance segment. The Company divested Rusoh, Inc. on November 14, 2023, and recognized proceeds of $2,000,000 and a gain on sale before taxes of $351,000. On July 29, 2022, certain assets were purchased and certain liabilities were assumed of Knox Safety, Inc., a company formed in 2019 with operations in Illinois and North Carolina. Knox Safety is a startup company that designs and sells carbon monoxide detectors for residential use. Subsequent to the acquisition, the company legally adopted the corporate name Rely Innovations, Inc. See Note P.

The Company manages and assesses the performance of its reportable segments by their gross profit and operating profit. As part of the CODM's review of segment-level performance, the CODM reviews these measures of income of each reportable segment, which drives the evaluation of the performance of the Company's reportable segments and allocation of resources to those segments. The significant segment expense categories included in the adjacent table augment the Company's understanding of operating results.

In the summary at right, operating profit represents earnings before other income and income taxes. The Company's segments operate discretely from each other with no shared owned or leased manufacturing facilities. Costs associated with corporate activities (such as cash and marketable securities management) and the assets associated with such activities are included within the Housewares/Small Appliance segment for all periods presented.

(In thousands)	HOUSEWARES/ SMALL APPLIANCE	DEFENSE	SAFETY	TOTAL
Year ended December 31, 2024				
External net sales	$102,799	$284,025	$ 1,404	$388,228
Cost of sales	77,321	225,852	6,489	309,662
Gross profit (loss)	25,478	58,173	(5,085)	78,566
Selling and general expenses (1)	11,928	11,383	4,996	28,307
Depreciation and amortization	948	3,937	161	5,046
Operating profit (loss)	12,602	42,853	(10,242)	45,213
Total assets	115,717	330,892	6,788	453,397
Capital expenditures	212	7,253	66	7,531
Year ended December 31, 2023				
External net sales	$ 97,619	$241,703	$ 1,590	$340,912
Cost of sales	77,752	189,700	6,008	273,460
Gross profit (loss)	19,867	52,003	(4,418)	67,452
Selling and general expenses (1)	11,485	9,082	5,845	26,412
Depreciation and amortization	1,030	4,635	342	6,007
Operating profit (loss)	7,352	38,286	(10,605)	35,033
Total assets	191,902	242,272	6,362	440,536
Capital expenditures	488	1,168	184	1,840
Year ended December 31, 2022				
External net sales	$118,347	$202,483	$ 793	$321,623
Cost of sales	100,925	159,845	5,728	266,498
Gross profit (loss)	17,422	42,638	(4,935)	55,125
Selling and general expenses (1)	11,185	9,381	9,453	30,019
Depreciation and amortization	975	1,613	391	2,979
Operating profit (loss)	5,262	31,644	(14,779)	22,127
Total assets	211,804	194,422	5,621	411,847
Capital expenditures	527	393	110	1,030

(1) Excluding depreciation and amortization.

M. LEASES:

The Company accounts for leases under ASC *Topic 842, Leases*. The Company's leasing activities include roles as both lessee and lessor. As lessee, the Company's primary leasing activities include buildings and structures to support its manufacturing operations at one location in its Defense segment, warehouse space and equipment to support its distribution center operations in its Housewares/Small Appliances segment, and office space to support its Safety segment's operations. As lessor, the Company's primary leasing activity is comprised of manufacturing and office space located adjacent to its corporate offices. All of the Company's leases are classified as operating leases.

The Company's leases as lessee in its Defense segment provide for variable lease payments that are based on changes in the Consumer Price Index. As lessor, the Company's primary lease also provides for variable lease payments that are also based on changes in the Consumer Price Index, as well as on increases in costs of insurance, real estate taxes, and utilities related to the leased space. Generally, all of the Company's lease contracts

provide for options to extend and terminate them. The majority of lease terms of the Company's lease contracts recognized on the balance sheet reflect extension options, while none reflect early termination options.

The Company has determined that the incremental borrowing rates implicit in its leases are not readily determinable and estimates those rates utilizing quotes from financial institutions for real estate and equipment, as applicable, over periods of time similar to the terms of its leases. The Company has entered into various short-term leases as lessee and has elected a non-recognition accounting policy, as permitted by ASC *Topic 842*.

	Years Ending (In thousands)		
SUMMARY OF LEASE COST	2024	2023	2022
Operating lease cost	$1,212	$1,215	$1,079
Short-term and variable lease cost	265	206	169
Total lease cost	$1,477	$1,421	$1,248



Rent expense was approximately $1,476,000, $1,348,000, and $1,129,000 for the years ended December 31, 2024, 2023, and 2022, respectively. Operating cash used for operating leases was $1,476,000, $1,421,000, and $1,248,000 for the years ended December 31, 2024, 2023, and 2022, respectively. The weighted-average remaining lease term was 19.1 years, and the weighted-average discount rate was 4.7% as of December 31, 2024.

Maturities of operating lease liabilities are as follows:

YEARS ENDING DECEMBER 31	(In thousands)
2025	$ 887
2026	798
2027	793
2028	798
2029	744
Thereafter	12,074
Total lease payments	$16,094
Less: future interest expense	6,132
Lease liabilities	$ 9,962

Lease income from operating lease payments was $2,283,000, $2,281,000, $2,195,000 for the years ended December 31, 2024, 2023, and 2022, respectively and is included in Other income on the Consolidated Statements of Comprehensive Income. Undiscounted cash flows provided by lease payments are expected as follows:

YEARS ENDING DECEMBER 31	(In thousands)
2025	$ 2,264
2026	2,257
2027	2,257
2028	2,257
2029	2,257
Thereafter	13,542
Total lease payments	$24,834

The Company considers risk associated with the residual value of its leased real property to be low, given the nature of the long-term lease agreement, the Company's ability to control the maintenance of the property, and the creditworthiness of the lessee. The residual value risk is further mitigated by the long-lived nature of the property, and the propensity of such assets to hold their value or, in some cases, appreciate in value.

N. INTERIM FINANCIAL INFORMATION (UNAUDITED):

The following represents quarterly unaudited financial information for 2024 and 2023:

(In thousands, except per share data)				PER SHARE (basic and diluted)
QUARTER	NET SALES	GROSS PROFIT	NET EARNINGS	NET EARNINGS
2024				
First	$ 76,653	$13,853	$ 6,568	$0.92
Second	85,060	14,699	6,077	0.85
Third	91,823	17,223	8,083	1.13
Fourth	134,692	32,791	20,732	2.92
Total	$388,228	$78,566	$41,460	$5.82
2023				
First	$ 80,409	$18,020	$ 8,878	$1.25
Second	78,946	13,380	5,503	0.77
Third	83,141	15,399	7,019	0.99
Fourth	98,416	20,653	13,159	1.85
Total	$340,912	$67,452	$34,559	$4.86

Fourth quarter sales are impacted by the holiday driven seasonality of the Housewares/Small Appliance segment. This segment typically orders/purchases inventory during the first three quarters to meet the sales demand of the fourth quarter. The Defense and Safety segments are typically non-seasonal.

O. LINE OF CREDIT AND COMMERCIAL LETTERS OF CREDIT:

The Company maintained an unsecured line of credit for short term operating cash needs of $10,000,000 and $5,000,000 as of December 31, 2024 and 2023, respectively. There were no amounts outstanding under this line of credit as of December 31, 2024 and 2023, which expires September 30, 2025. The interest rate on the line of credit reset monthly to the 30-day Secured Overnight Financing Rate (SOFR) plus one percent. In addition, the Company had no issued commercial letters of credit as of December 31, 2024 and 2023. On February 7, 2025, the Company replaced the $10,000,000 line of credit with a $50,000,000 revolving line of credit. The interest rate on the new line of credit will reset monthly to the 30-day SOFR plus one-and-one-quarter percent.

P. BUSINESS ACQUISITIONS:

On July 29, 2022, the Company's wholly owned subsidiary, UESCO, Inc., purchased with cash on hand of $3,125,000 certain assets and assumed certain liabilities of Knox Safety, Inc., a company formed in 2019 with operations in Illinois and North Carolina. In addition, upon closing the Company paid a deposit of $500,000 and, subsequently in the first fiscal quarter of 2023, an additional deposit of $1,000,000 to a vendor that had previously been a supplier of Knox Safety. Knox Safety is a startup company that designs and sells carbon monoxide detectors for residential use, the acquisition of which should complement the product lines currently offered by the Company's Safety segment. Subsequent to the acquisition of Knox Safety, UESCO legally adopted the corporate name Rely Innovations, Inc.

The acquisition was accounted for under the acquisition method of accounting with the Company treated as the acquiring entity. Accordingly, the consideration paid by the Company to complete the acquisition was recorded to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of acquisition. The carrying values for current assets and liabilities were deemed to approximate their fair values due to the short-term nature of these assets and liabilities. The following table shows the amounts recorded as of their acquisition date.

	(In thousands)
Accounts receivable	$1,832
Inventories	1,274
Other current assets	7
Property, plant and equipment	868
Intangible assets	290
Right-of-use lease assets	1,126
Total assets acquired	5,397
Less: Current liabilities assumed	(776)
Less: Lease liability – noncurrent	(1,004)
Net assets acquired	$3,617

The acquired intangibles primarily included trademarks and safety certifications that will be amortized over a period of two years. Due to its startup nature and history of operating losses, the acquisition of Knox Safety resulted in a bargain purchase gain of $492,000, which was included with Selling and general expenses in the Consolidated Statements of Comprehensive Income. There was no material tax impact from the acquisition on the Company's Consolidated Financial Statements. The Company's results of operations for 2022 included revenue of $265,000 and loss of ($1,546,000) from the acquired facility from the date of acquisition through December 31, 2022.

On October 26, 2022, the Company's wholly owned subsidiary, National Defense Corporation, and newly formed subsidiary Woodlawn Manufacturing, LLC, acquired with cash on hand of $21,558,000 the equity interests of Woodlawn Manufacturing, Ltd. Woodlawn Manufacturing, Ltd, is a high volume manufacturer of precision metal parts and assemblies primarily for the defense and aerospace industry.

The acquisition was accounted for under the acquisition method of accounting with the Company treated as the acquiring entity. Accordingly, the consideration paid by the Company to complete the acquisition was recorded to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of acquisition. The carrying values for current assets and liabilities were deemed to approximate their fair values due to the short-term nature of these assets and liabilities. The following table shows the amounts recorded as of their acquisition date. During the quarter ended April 2, 2023, $860,000 of additional deferred tax liabilities were identified that would have existed as of the date of acquisition. Accordingly, both Goodwill and Deferred tax liability balances were increased during that quarter. Additionally, the Company reclassed land assets to land improvement assets during 2023. The reclass had no net effect

on property, plant, and equipment. The table below reflects those adjustments..

	(In thousands)
Accounts receivable	$ 2,136
Inventories	2,309
Other current assets	130
Property, plant and equipment	6,400
Intangible assets	6,058
Goodwill	7,948
Total assets acquired	24,981
Less: Current liabilities assumed	(1,084)
Less: Deferred tax liability	(2,339)
Net assets acquired	$21,558

The acquired intangible assets primarily include customer contracts and will be amortized over a period of four years. The amount of goodwill recorded reflects expected earning potential and synergies with other operations in the Defense segment. The recorded goodwill is not deductible for income tax purposes. The Company's results of operations for 2022 included revenue of $3,219,000 and net earnings of $101,000 from the acquired facility from the date of acquisition through December 31, 2022.

The following pro forma condensed consolidated results of operations has been prepared as if the acquisitions had occurred as of January 1, 2022.

	(unaudited) (In thousands, except per share data) Year Ended 12/31/2022
Net sales	$340,140
Net earnings	19,299
Net earning per share (basic and diluted)	$ 2.92
Weighted average shares outstanding (basic and diluted)	7,081

The unaudited pro forma financial information presented above is not intended to represent or be indicative of what would have occurred if the transactions had taken place on the dates presented and is not indicative of what the Company's actual results of operations would have been had the acquisition been completed at the beginning of the period indicated above. The pro forma combined results reflect one-time costs to fully merge and operate the combined organization more efficiently, but do not reflect anticipated synergies expected to result from the combination and should not be relied upon as being indicative of the future results that the Company will experience.

Q. OTHER:

The Company had entered into a licensing agreement with another firm that holds intellectual property in the Rusoh® self-service/self-reloadable fire extinguisher. Under the agreement, the Company had advanced the entity funds and agreed to pay royalties to the entity on the commercial sales of the



developed products. The fire extinguisher was introduced to the commercial market in 2017 and the retail market in 2021, and experienced several obstacles in both markets. As the promisor's ability to pay had been hindered by lack of royalties earned and projected to be earned under the agreement, repayment of the notes was doubtful. Accordingly, at December 31, 2021, the Company fully reserved both the notes and accrued interest receivable. Notes receivable plus accrued interest of $7,615,000 related to the license agreement were previously classified as non-current Notes Receivable on the Company's Consolidated Balance Sheets. The charge related to the impairment was included in the Selling and general expenses on the Consolidated Statements of Comprehensive Income for the year ended December 31, 2021. The Company terminated its agreement with the other firm on November 14, 2023, upon the sale of Rusoh, Inc. to the firm. (See Note L.)

R. SUBSEQUENT EVENTS:

The Company evaluates events that occur through the filing date and discloses any material or significant events or transactions.

On February 7, 2025, the Company replaced its $10,000,000 line of credit with a $50,000,000 revolving line of credit. Under the new agreement, the interest rate on the line of credit will reset monthly to the 30-day SOFR plus one-and-one-quarter percent.

On February 21, 2025, the Company's Board of Directors announced a regular dividend of $1.00 per share, payable on March 17, 2025, to stockholders of record as of March 4, 2025.

On March 1, 2025, the Company experienced a system outage caused by a cybersecurity incident. Upon discovery, the Company activated its incident response team, comprised of internal personnel and external cybersecurity experts retained to assist in addressing the incident. While the full scope of the impact is not yet known, the incident could have the potential to have a material impact on the Company's financial condition and results of operations. The Company is continuing its forensic investigation and analysis to assess the potential impact.

To the Shareholders and the Board of Directors of National Presto Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of National Presto Industries, Inc. and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements and schedule II (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 14, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Defense Segment Contracts

As described in Note A (13) and L to the financial statements, the Company's external net sales recognized for its Defense segment amounted to $284 million for the year ended December 31, 2024. The Company's contracts in the Defense segment are primarily with the U.S. Department of Defense (DOD) and DOD prime contractors. The Company generally recognized revenue on these contracts at a point in time when the customer obtains legal title and formally documents that it has accepted the products. There are certain termination clauses in Defense segment contracts that could give rise to an over-time pattern of recognition of revenue in the absence of alternative use of the product. Significant judgment is required by management to conclude whether or not (i) the Company has an enforceable right to payment for its performance to date under the contract and (ii) the asset created by the Company's performance under the contract has an alternative use to the Company.

We identified the determination of whether control in Defense segment sales contracts transfers to the customer at a point in time or over time as a critical audit matter because of the significant assumptions and judgments made by management. Auditing management's assumptions and judgments regarding when control transfers involved a high degree of auditor judgment and an increased effort.

Our audit procedures related to management's determination of when control transfers to the customer in Defense segment sales contracts included the following, among others:

• We obtained an understanding of the relevant controls related to the timing of revenue recognition on Defense contracts and tested such controls for design and operating effectiveness, including management review controls related to the evaluation of relevant contract terms and conditions impacting whether revenue is recognized over time or at a point in time.

• We assessed the reasonableness of the timing of revenue recognition for a sample of revenue contracts through:

    - Reviewing contract terms, including evaluating whether the Company has an enforceable right to payment for its performance to date under the contract and whether contractual restrictions prohibit the Company from redirecting a completed asset to another customer.

    - Evaluating evidence that the assets created by the Company's performance under the contract have an alternative use by verifying sales of the same or similar products to other customers.

• We reviewed government contracts under ASC 606 to assist in the evaluation of management's assessment of positive and negative evidence and their conclusions of the timing of when control has been transferred to its customers under the contract.

/s/ RSM US LLP

We have served as the Company's auditor since 2021.

Milwaukee, Wisconsin
March 14, 2025



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations, elsewhere in this Company's 2024 Annual Report to Shareholders, in the Form 10-K, in the Proxy Statement for the annual meeting to be held May 20, 2025, and in the Company's press releases and oral statements made with the approval of an authorized executive officer are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed herein and in the notes to Consolidated Financial Statements, among the other factors that could cause actual results to differ materially are the following: consumer spending and debt levels; interest rates; continuity of relationships with and purchases by major customers; product mix; the benefit and risk of business acquisitions; competitive pressure on sales and pricing; development and market acceptance of new products; increases in material, freight/shipping, tariffs, or production cost which cannot be recouped in product pricing; delays or interruptions in shipping or production; shipment of defective product which could result in product liability claims or recalls; work or labor disruptions stemming from a unionized work force; changes in government requirements, military spending, and funding of government contracts which could result, among other things, in the modification or termination of existing contracts; dependence on subcontractors or vendors to perform as required by contract; the ability of startup businesses to ultimately have the potential to be successful; the efficient start-up and utilization of capital and equipment investments; political actions of federal and state governments which could have an impact on everything from the value of the U.S. dollar vis-à-vis other currencies to the availability of affordable labor and energy; and security breaches and disruptions to our information technology system. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings.

2024 COMPARED TO 2023

Readers are directed to Note L, "Business Segments," to the Company's Consolidated Financial Statements for data on the financial results of the Company's three business segments for the years ended December 31, 2024 and 2023.

On a consolidated basis, sales increased by $47,316,000 (14%), gross profit increased by $11,114,000 (17%), selling and general expense increased by $1,054,000 (3%), and intangibles amortization decreased by $120,000 (7%). Other income decreased by $1,941,000 (26%), earnings before provision for income taxes increased by $8,239,000 (19%), and net earnings increased by $6,901,000 (20%). Details concerning these changes can be found, by segment, in the comments below.

Net sales of the Housewares/Small Appliance segment increased by $5,180,000, from $97,619,000 to $102,799,000, or 5%, primarily attributable to the increase in units shipped. Net sales of the Defense segment increased by $42,322,000, from $241,703,000 to $284,025,000, or 18%, reflecting an increase in units shipped.

Gross profit of the Housewares/Small Appliance segment increased $5,611,000 from $19,867,000 (20% of sales) in 2023 to $25,478,000 (25% of sales) in 2024, primarily reflecting the increase in sales mentioned above, augmented by an improved product mix and a favorable LIFO inventory adjustment. Defense gross profit increased $6,170,000 from $52,003,000 (22% of sales) in 2023 to $58,173,000 (21% of sales) in 2024, primarily reflecting the increase in sales mentioned above. Due to the startup nature of the businesses in the Safety segment, gross margins were negative in both years. The comparative decrease in gross margins of $667,000 were primarily due to increased product development and testing.

Selling and general expenses for the Housewares/Small Appliance segment increased $361,000, primarily reflecting increased personnel costs of $654,000 and accrual levels for self insurance of $339,000, partially offset by changes to accrual levels for bad debt of $571,000. Defense segment selling and general expenses increased $1,530,000, primarily due to increased personnel costs of $1,609,000, partially offset by decreased legal and professional expenses of $156,000. Safety segment selling and general expenses decreased $837,000, primarily reflecting decreased personnel costs of $935,000 and legal and professional expenses of $322,000, partially offset by the absence of the prior year's gain on the sale of Rusoh, Inc. of $351,000. See Notes L to the Company's Consolidated Financial Statements.

Intangibles amortization decreased as a result of the absence of the prior year's amortization of intellectual property intangibles from the acquisition of Knox Safety, Inc. See Note P to the Company's Consolidated Financial Statements.

The above items were responsible for the change in operating profit from continuing operations.

Other income decreased $1,941,000, which was primarily attributable to a reduced portfolio of marketable securities.

Earnings before provision for income taxes increased $8,239,000 from $42,431,000 to $50,670,000. The provision for income taxes increased from $7,872,000 to $9,210,000, which resulted in an effective income tax rate of 18% and 19% for the years ended December 31, 2024 and 2023, respectively. Net earnings increased $6,901,000 from $34,559,000 to $41,460,000.



2023 COMPARED TO 2022

Readers are directed to Note L, "Business Segments," to the Company's Consolidated Financial Statements for data on the financial results of the Company's three business segments for the years ended December 31, 2023 and 2022.

On a consolidated basis, sales increased by $19,289,000 (6%), gross profit increased by $12,327,000 (22%), selling and general expense increased by $3,663,000 (14%), intangibles amortization increased by $1,053,000 (181%) and Impairments - goodwill and intangible assets decreased $5,295,000. Other income increased by $3,581,000 (94%), earnings before provision for income taxes increased by $16,487,000 (64%), and net earnings increased by $13,860,000 (67%). Details concerning these changes can be found, by segment, in the comments below.

Net sales of the Housewares/Small Appliance segment decreased by $20,729,000, from $118,347,000 to $97,619,000, or 18%. Approximately 30% of which was attributable to a decrease in pricing with the balance due to changes in units shipped and mix. Net sales of the Defense segment increased by $39,220,000, from $202,483,000 to $241,703,000, or 19%, reflecting an increase in units shipped. In addition, as Woodlawn Manufacturing, Ltd. was acquired during the fourth quarter of 2022 (see Note P to the Company's Consolidated Financial Statements), 2023 was the first full year that its operations were reflected in the segment's sales.

Gross profit of the Housewares/Small Appliance segment increased $2,445,000 from $17,422,000 (15% of sales) in 2022 to $19,867,000 (20% of sales) in 2023, primarily reflecting the absence of the levels of inventory adjustments made in the prior year. Those adjustments related to obsolete or excess inventory adjustments of $3,613,000, and decrease in standard unit costs of $3,108,000 that were not offset by decreases in the segment's LIFO inventory reserve. Decreased ocean cargo and inland freight costs and a more favorable U.S. Dollar-RMB exchange rate affected margins to a lesser degree. These elements were partially offset by the changes in pricing and unit shipments mentioned above. Defense gross profit increased $9,365,000 from $42,638,000 (21% of sales) in 2022 to $52,003,000 (22% of sales) in 2023, primarily reflecting the increase in sales mentioned above, and comparatively more efficient operations. Due to the startup nature of the businesses in the Safety segment, gross margins were negative in both years. Fiscal year 2023 included a full year of operations of Rely Innovations, Inc., which was acquired in July of 2022. See Note P. This increase in operating losses was offset by the absence of the prior year's write-downs of inventory and materials to reflect realizable values of $1,822,000, leading to the comparative increase in gross margin of $517,000.

Selling and general expenses for the Housewares/Small Appliance segment increased $355,000, primarily reflecting increased compensation/payroll costs of $503,000, and changes to accrual levels, which included increased bad debt reserves of $285,000 and decreased legal and professional fees of $534,000. Defense segment selling and general expenses increased $1,606,000, primarily due to increased compensation/payroll costs of $724,000, insurance settlement/deductible costs of $538,000 and a full year of selling and general expenses of Woodlawn Manufacturing, Ltd., which was acquired, during the fourth quarter of 2022. The increase in Woodlawn's selling and general expenses was $405,000. Safety segment selling and general expenses increased $1,702,000, primarily reflecting increased compensation/payroll costs of $1,420,000 and the absence of the prior year bargain purchase gain of $492,000 recognized upon the acquisition of Knox Safety, Inc., partially offset by the gain on the sale of Rusoh, Inc. of $351,000. See Notes L and P to the Company's Consolidated Financial Statements.

Intangibles amortization increased as a result of the acquisition of contracts/customer relationship and intellectual property intangibles in the acquisitions of Knox Safety, Inc. and Woodlawn Manufacturing, Ltd. See Note P to the Company's Consolidated Financial Statements.

Impairment - goodwill and intangible assets decreased as a result of the absence of the prior year's impairment of goodwill and technology intangibles in the Safety segment. See Note A(10) and Note A(11) to the Consolidated Financial Statements.

The above items were responsible for the change in operating profit from continuing operations.

Other income increased $3,581,000, which was primarily attributable to higher interest earned with higher yields, partially offset by a reduced portfolio of marketable securities.

Earnings before provision for income taxes increased $16,487,000 from $25,944,000 to $42,431,000. The provision for income taxes increased from $5,245,000 to $7,872,000, which resulted in an effective income tax rate of 19% and 20% for the years ended December 31, 2023 and 2022, respectively. Net earnings increased $13,860,000 from $20,699,000 to $34,559,000.

LIQUIDITY AND CAPITAL RESOURCES

2024 COMPARED TO 2023

Cash used in operating activities was $53,426,000 during 2024 as compared to $45,389,000 provided by operating activities during 2023. The principal factors behind the increase in cash used can be found in the changes in the components of working capital within the Consolidated Statements of Cash Flows. Of particular note during 2024 was net earnings of $41,460,000, which included total non-cash depreciation and amortization of $5,046,000 and deferred income tax benefit of $4,528,000. This was augmented by decreases in deposits made to vendors (included in other assets and current assets) and a net increase in payable and accrual levels. The combination of these factors was more than offset by increases in inventory and accounts receivable levels. Of particular note during 2023 were net earnings of $34,559,000, which included total non-cash depreciation and amortization of $6,007,000, decreases in accounts receivable levels and deposits made to vendors (included in other assets and current assets), and a net increase in payable and accrual levels. These were partially offset by non-cash deferred income tax benefit of $1,190,000 and an increase in inventory levels.

Net cash provided by investing activities was $14,965,000 during 2024 as compared to $447,000 used in investing activities during 2023. Of note during 2024 were net sales and maturities of marketable securities of $21,459,000 and proceeds from a note receivable of $1,037,000. These were partially offset by purchases of plant and equipment of $7,531,000. Of note during 2023 were proceeds from sale of subsidiary of $2,000,000, net purchases of marketable securities of $1,466,000 and purchases of plant and equipment of $1,840,000.

Based on the accounting profession's 2005 interpretation of cash equivalents under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 230, the Company's variable rate demand notes have been classified as marketable securities. This interpretation, which is contrary to the interpretation that the Company's representative received directly from the FASB (which indicated it would not object to the Company's classification of variable rate demand notes as cash equivalents), has resulted in a presentation of the Company's Consolidated Balance Sheets that the Company believes understates the true liquidity of the Company's income portfolio. As of December 31, 2024, there were no variable rate demand notes classified as marketable securities. As of December 31, 2023, $5,123,000 of variable rate demand notes are classified as marketable securities. These notes have structural features that allow the Company to tender them at par plus interest within any 7-day period for cash to the notes' trustees or remarketers and thus provide the liquidity of cash equivalents.

Cash flows from financing activities for 2024 and 2023 primarily differed as a result of the $0.50 per share increase in the extra dividend paid during these years. Cash flows for both years also reflected the proceeds from the sale of treasury stock to a Company sponsored retirement plan. In addition, the Company drew on and repaid its line of credit during 2024, incurring interest expense of $2,000.

As a result of the foregoing factors, cash and cash equivalents decreased in 2024 by $69,994,000 to $17,663,000.

Working capital increased by $4,134,000 to $292,225,000 at December 31, 2024 for the reasons stated above. The Company's current ratio was 4.9 to 1.0 at December 31, 2024 and 5.0 to 1.0 at December 31, 2023.

The Company expects to continue to evaluate acquisition opportunities that align with its business segments and will make further acquisitions, as well as continue to make capital investments in these segments per existing authorized projects and for additional projects if the appropriate return on investment is projected.

The Company has sufficient liquidity in the form of cash and cash equivalents and marketable securities and credit facilities to meet all of its anticipated capital requirements, to make dividend payments, and to fund future growth through acquisitions and other means. The bulk of its marketable securities have been invested in the variable rate demand notes described above, in municipal bonds that are pre-refunded with escrowed U.S. Treasuries, and certificates of deposit. The Company intends to continue its investment strategy of safety and short-term liquidity throughout its investment holdings.

The Company's principal commitments consist of purchase and lease obligations. Purchase obligations include outstanding purchase orders issued to the Company's Housewares and Safety segments' manufacturers in the Orient and to material suppliers and contractors in the Defense segment, and as of December 31, 2024 amounted to approximately $346,143,000. The Company can cancel or change many of these purchase orders, but may incur costs if its supplier cannot use the material to manufacture the Company's or other customers' products in other applications or return the material to their supplier. As a result, the actual amount the Company is obligated to pay cannot be reasonably estimated. Lease obligations are described in Note M - Leases to the consolidated financial statements included in this Annual Report.

2023 COMPARED TO 2022

Cash provided by operating activities was $45,389,000 during 2023 as compared to $8,768,000 during 2022. The principal factors behind the increase in cash provided can be found in the changes in the components of working capital within the Consolidated Statements of Cash Flows. Of particular note during 2023 were net earnings of $34,559,000, which included total non-cash depreciation and amortization of $6,007,000, decreases in accounts receivable levels and deposits made to vendors (included in other assets and current assets), and a net increase in payable and accrual levels. These were partially offset by non-cash deferred income tax benefit of $1,190,000 and an increase in inventory levels. Of particular note during 2022 were net earnings of $20,699,000, which included a non-cash loss on impairment of goodwill and intangible assets of $5,295,000 and total non-cash depreciation and amortization expenses of $3,347,000. These were partially offset by a non-cash deferred income tax benefit of $2,311,000 and increases in accounts receivable and inventory levels.

Net cash used in investing activities was $447,000 during 2023 as compared to $16,436,000 during 2022. Of note during 2023 were proceeds from sale of subsidiary of $2,000,000, net purchases of marketable securities of $1,466,000 and purchases of plant and equipment of $1,840,000. During 2022 the Company acquired two businesses for $24,683,000 net of cash acquired and purchased plant and equipment for $1,030,000. These were partially offset by net sales and maturities of marketable securities of $9,171,000.



Based on the accounting profession's 2005 interpretation of cash equivalents under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 230, the Company's variable rate demand notes have been classified as marketable securities. This interpretation, which is contrary to the interpretation that the Company's representative received directly from the FASB (which indicated it would not object to the Company's classification of variable rate demand notes as cash equivalents), has resulted in a presentation of the Company's Consolidated Balance Sheets that the Company believes understates the true liquidity of the Company's income portfolio. As of December 31, 2023 and 2022, $5,123,000 and $3,638,000, respectively, of variable rate demand notes are classified as marketable securities. These notes have structural features that allow the Company to tender them at par plus interest within any 7-day period for cash to the notes' trustees or remarketers and thus provide the liquidity of cash equivalents.

Cash flows from financing activities for 2023 and 2022 primarily differed as a result of the $0.50 per share decrease in the extra dividend paid during these years. Cash flows for both years also reflected the proceeds from the sale of treasury stock to a Company sponsored retirement plan.

As a result of the foregoing factors, cash and cash equivalents increased in 2023 by $16,946,000 to $87,657,000.

Working capital increased by $15,100,000 to $288,091,000 at December 31, 2023 for the reasons stated above. The Company's current ratio was 5.0 to 1.0 at December 31, 2023 and 6.1 to 1.0 at December 31, 2022.

DEFENSE SEGMENT BACKLOG

The Company's Defense segment contract backlog was approximately $1,085,612,000 at December 31, 2024, and $564,005,000 at December 31, 2023. Backlog is defined as the value of orders from the customer less the amount of sales recognized against the orders. It is anticipated that the backlog will be produced and shipped during an 18- to 42-month period.

CRITICAL ACCOUNTING ESTIMATES

The Company's discussion and analysis of financial condition and results of operations are based upon its Consolidated Financial Statements. The preparation of the Company's Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amount of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and revenues and expenses during the periods reported. The estimates are based on experience and other assumptions that the Company believes are reasonable under the circumstances, and these estimates are evaluated on an ongoing basis. Actual results may differ from those estimates.

The Company's critical accounting policies are those that materially affect its Consolidated Financial Statements and involve difficult, subjective, or complex judgments by management. The Company reviewed the development and selection of the critical accounting policies and believes the following is the most critical accounting policy that could have a material effect on the Company's reported results as it involves the use of significant estimates and assumptions as described above. This critical accounting policy and estimate have been reviewed with the Audit Committee of the Board of Directors. See Note A - Summary of Significant Accounting Policies to the Consolidated Financial Statements for more detailed information regarding the Company's critical accounting policies.

Impairment and Valuation of Long-lived Assets and Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Long-lived assets consist of property, plant and equipment and intangible assets, including the value of contracts/customer relationships, trademarks and safety certifications, trade secrets, and technology software. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, the amounts of the cash flows and the asset's residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. The Company uses internal discounted cash flows estimates, quoted market prices when available and independent appraisals, as appropriate, to determine fair value. The Company derives the required cash flow estimates from its historical experience and its internal business plans.

The Company recognizes the excess cost of acquired entities over the net amount assigned to the fair value of assets acquired and liabilities assumed as goodwill. Goodwill is tested for impairment on an annual basis at the start of the fourth quarter and between annual tests whenever an impairment is indicated. The impairment test for goodwill requires the determination of fair value of the reporting unit. The Company uses multiples of earnings before interest, taxes, depreciation, and amortization ("EBITDA"), sales, and discounted cash flow models, which are described above, to determine the reporting unit's fair value, as appropriate. The Company also utilizes qualitative analyses to assess goodwill impairment.

NEW ACCOUNTING PRONOUNCEMENTS

Please refer to Note A(17) to the Company's Consolidated Financial Statements for information related to the effect of adopting new accounting pronouncements on the Company's Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's interest income on cash equivalents and marketable securities is affected by changes in interest rates in the United States. Cash equivalents primarily consist of money market funds. Based on the accounting profession's interpretation of cash equivalents under FASB ASC 230, the Company's seven-day variable rate demand notes have been classified as marketable securities rather than as cash equivalents. The demand notes are highly liquid instruments with interest rates set every seven days that can be tendered to the trustee or remarketer upon seven days notice for payment of principal and accrued interest amounts. The seven-day tender feature of these variable rate demand notes is further supported by an irrevocable letter of credit from highly rated U.S. banks. To the extent a bond is not remarketed at par plus accrued interest, the difference is drawn from the bank's letter of credit. The Company has had no issues tendering these notes to the trustees or remarketers. Other than a failure of a major U.S. bank, there are no known risks of which the Company is aware that relate to these notes in the current market. The balance of the Company's investments is held primarily in fixed rate municipal bonds and certificates of deposits with an average life of 0.7 years. Accordingly, changes in interest rates have not had a material effect on the Company, and the Company does not anticipate that future exposure to interest rate market risk will be material. The Company uses sensitivity analysis to determine its exposure to changes in interest rates.

The Company has no history of, and does not anticipate in the future, investing in derivative financial instruments. Most transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency cash flow hedges. As the majority of the Housewares/Small Appliance segment's suppliers are located in China, periodic changes in the U.S. dollar and Chinese Renminbi (RMB) exchange rates do have an impact on that segment's product costs. It is anticipated that any potential material impact from fluctuations in the exchange rate will be to the cost of products secured via purchase orders issued subsequent to the revaluation.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, including the Chief Executive Officer and Treasurer (principal financial officer), conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the "1934 Act") as of December 31, 2024. Based on that evaluation, the Company's Chief Executive Officer and Treasurer (principal financial officer) concluded that the Company's disclosure controls and procedures were effective as of that date.

There were no changes to internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of National Presto Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the 1934 Act. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework (2013)*. Based on this assessment and those criteria, management concluded that as of December 31, 2024, the Company's internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act, was effective.

On March 1, 2025, the Company experienced a system outage caused by a cybersecurity incident. While the full scope of the impact is not yet known, the incident could have the potential to have a material impact on the Company's financial condition and results of operations. The Company is continuing its forensic investigation and analysis to assess the potential impact on the business and management's evaluation of internal control over financial reporting.

The Company's independent registered public accounting firm has issued its report on the effectiveness of the Company's internal control over financial reporting. The report appears on the following page.

To the Shareholders and the Board of Directors of National Presto Industries, Inc.

Opinion on the Internal Control Over Financial Reporting

We have audited National Presto Industries, Inc.'s (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company and our report dated March 14, 2025 expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

 /s/ RSM US LLP

Milwaukee, Wisconsin
March 14, 2025



The performance graph compares cumulative five-year shareholder returns on an indexed basis with the Standard and Poor's 500 Composite Index (the "S&P 500 index") and companies with a December 31, 2024, market capitalization similar to the Company. The Company adopted this approach because it was unable to reasonably identify a peer group based on its industries or lines of business. The companies represented are set forth in the column to the right. The performance graph is not necessarily indicative of future performance.

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN



Assumes $100 invested on December 31, 2019, in National Presto Industries, Inc. common stock, the S&P 500 Index, and Companies with Similar Market Capitalization. Total return assumes reinvestment of dividends.

Companies with a Similar Market Capitalization

Avanos Medical, Inc., Cantaloupe, Inc., EverQuote, Inc., Evolus, Inc., Funko, Inc., Gannett Co., Inc., HUYA, Inc., Iradimed Corporation, Inronwood Pharmaceuticals, Inc., JELD-WEN Holding, Inc., OneSpan, Inc., Shenandoah Telecommunications Company.

All of the companies included in the 2023 Annual Report's peer group have been excluded from the performance graph shown above. These companies were:

AudioCodes Ltd., Blink Charging Co., Bluebird Bio, Inc., Community Health Systems, Inc., Ennis, Inc., Haynes International, Inc., Heidrick & Struggles International, Inc., i3 Verticals, Inc., Interface, Inc., Kimball Electronics, Inc., P.A.M. Transportation Services, Inc., Sleep Number Corporation.

They were excluded because their market capitalization as of December 31, 2024, did not fall between $687 and $709 million.

Record of Dividends Paid and Market Price of Common Stock

	2024			2023		
	APPLICABLE DIVIDENDS PAID PER SHARE	MARKET PRICE HIGH	LOW	APPLICABLE DIVIDENDS PAID PER SHARE	MARKET PRICE HIGH	LOW
First Quarter*.	$4.50	$84,29	$74.33	$4.00	$117.87	$86.66
Second Quarter	–	85.99	72.17	–	107.89	97.03
Third Quarter.	–	79.26	69.58	–	103.44	79.78
Fourth Quarter	–	99.07	69.83	–	89.50	78.33
Full Year.	$4.50	$99.07	$69.58	$4.00	$117.87	$78.33

* First quarter 2024 includes a regular dividend of $1.00 and an extra dividend of $3.50. First quarter 2023 includes a regular dividend of $1.00 and an extra dividend of $3.00.

Summary of Statistics

80th Consecutive Dividend Year

(In thousands except per share data)

YEAR ENDED DEC. 31	NET SALES	EARNINGS FROM CONTINUING OPERATIONS	EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS, net of tax	NET EARNINGS	WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING	EARNINGS FROM CONTINUING OPERATIONS	EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS, net of tax	NET EARNINGS	CASH DIVIDENDS PAID REGULAR	EXTRA	STOCKHOLDERS' EQUITY
2024	$388,228	$38,667	$ –	$38,667	7,128	$5.42	$ –	$5.42	$1.00	$3.50	$51.18
2023	340,912	34,559	–	34,559	7,106	4.86	–	4.86	1.00	3.00	50.13
2022	321,623	20,699	–	20,699	7,081	2.92	–	2.92	1.00	3.50	49.15
2021	355,777	25,654	–	25,654	7,060	3.63	–	3.63	1.00	5.25	50.65
2020	352,627	46,958	–	46,958	7,038	6.67	–	6.67	1.00	5.00	53.19

National Presto Industries, Inc.

Stockholder Information

Corporate Headquarters

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703

Telephone: *(715) 839-2121*

Website: *www.GoPresto.com*

Common Stock

Ticker Symbol: NPK
Common stock of National Presto Industries, Inc. is traded on the New York Stock Exchange.

Transfer Agent and Registrar

Computershare
150 Royall Street, Ste 101
Canton, MA 02021

Shareholder Website:
www.computershare.com/investor

Shareholder Online Inquiries:
https://www-us.computershare.com/investor/contact

Annual Meeting of Stockholders

May 20, 2025, at 2:00 p.m. (CDT)
Corporate Headquarters
3925 North Hastings Way
Eau Claire, Wisconsin 54703

As of December 31, 2024, there were 209 registered stockholders.

Stockholder Inquiries

For general information about the Company, call (800) 945-0199.

Certifications

The annual CEO certification required under NYSE Rule 303A.12(a) was filed in 2024 without qualification. The certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 were included as Exhibits 31.1 and 31.2 to the Company's Form 10-K for the year ended December 31, 2024.

Board of Directors

Maryjo Cohen
Chair of the Board, President, and Chief Executive Officer

Randy F. Lieble
Retired Vice President, Chief Financial Officer, and Treasurer, National Presto Industries, Inc.

Patrick J. Quinn
Retired Chairman and President, Ayres Associates, Eau Claire, Wisconsin

Joseph G. Stienessen
Accounting, Financial and Tax Advisor; Former Principal, Larson, Allen, Weishair and Company, LLP, Altoona, Wisconsin; from October 2004 until retirement in July 2007

Douglas J. Frederick
Secretary, Vice President, Chief Operating Officer, and General Counsel; appointed May 16, 2023

Officers and Principal Executives

Maryjo Cohen
Chief Executive Officer, President, and Chair of the Board

Douglas J. Frederick
Chief Operating Officer, Vice President, Secretary, and General Counsel

David J. Peuse
Director of Financial Reporting and Treasurer

John R. MacKenzie
Vice President, Sales

Jeffery A. Morgan
Vice President, Engineering

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703
An Equal Opportunity Employer